COHU



13001888

2012 ANNUAL REPORT

Company Profile

Cohu is a supplier of test handling, burn-in, thermal subsystems and MEMS test solutions used by the global semiconductor industry, microwave communications and video equipment.

Financial Highlights

(in thousands, except per share data)

Operations:	**2012**	2011
Orders	**$214,950**	$261,244
Net sales	**$221,162**	$308,968
Net income (loss)	**$(12,243)**	$15,719
Income (loss) per share:		
Basic	**$(0.50)**	$0.65
Diluted	**$(0.50)**	$0.64
Balance Sheet:		
Cash, cash equivalents and short-term investments	**$110,229**	$105,002
Working capital	**$184,703**	$191,945
Total assets	**$334,873**	$361,608
Stockholders' equity	**$280,899**	$291,031



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Forward-Looking Statements and Non-GAAP Amounts

This Cohu, Inc. 2012 Annual Report contains forward-looking statements including expectations of market conditions, challenges and plans, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the Safe Harbor provisions created by that statute. These forward-looking statements are based on management's current expectations and beliefs, including estimates and projections about our industries. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions, including but not limited to, those discussed under the caption "1A. Risk Factors" beginning on page 9 of this Annual Report that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the time they are made.

Certain amounts referred to in this Annual Report are "Non-GAAP" as contrasted with amounts prepared under generally accepted accounting principles (GAAP). These Non-GAAP amounts adjust the Company's actual results prepared under GAAP to exclude charges and the related income tax effect for share-based compensation, the amortization of acquired intangible assets, other acquisition costs and the gain on sale of a facility. These Non-GAAP amounts are not meant as a substitute for GAAP, but are included solely for informational and comparative purposes. Cohu's management believes that this information can assist investors in evaluating the Company's operational trends, financial performance and cash generating capacity and allows investors to evaluate Cohu's financial performance in the same manner as management. However, the non-GAAP financial amounts should not be regarded as a replacement for (or superior to) corresponding, similarly captioned, GAAP amounts.

COHU, inc.
12367 Crosthwaite Circle
Poway, CA 92064

Dear Fellow Stockholder,

Last year began on a positive note as SEMI reported that orders for backend semiconductor equipment increased in February following a sequential decline the month before. This was somewhat of a surprise as prevailing expectations were for a soft start to the year with improved conditions in the second half. The positive momentum continued through May, with higher levels of equipment utilization driven by strong demand for smartphone, tablet and automotive ICs. It appeared that 2012 was off to a good start.

As veterans of the semiconductor equipment industry we know that business conditions can change quickly and significantly. That's exactly what happened, as monthly orders for backend semiconductor equipment began a seven-month decline in June that continued through December. Global economic concerns and political uncertainty in the United States were key factors in an unfavorable macroeconomic environment.

As a result, Cohu's financial performance in 2012 was disappointing. For the year ended December 29, 2012, sales were $221.2 million compared to $309.0 million in 2011. The Non-GAAP loss in 2012 was $3.1 million or $0.13 per share compared to Non-GAAP net income of $23.4 million, or $0.96 per share in 2011. On a GAAP basis, the 2012 net loss was $12.2 million or $0.50 per share compared to net income of $15.7 million or $0.64 per share in 2011. Despite difficult business conditions, Cohu's balance sheet remained strong, with cash increasing to $110 million at year-end. As we have for 36 consecutive years, Cohu paid its shareholders a quarterly cash dividend, in 2012 of $0.06 per share. Shortly after the close of Fiscal 2012, we announced the acquisition of Ismeca that will be discussed later in this letter.

Semiconductor Test Handlers and Thermal Systems

Equipment utilization on customers' test floors increased to the 75% range during the first quarter, compared to the mid 60s at the end of 2011. In line with this, SEMI reported that the March book to bill ratio for backend equipment was a healthy 1.3. First quarter orders for our semiconductor equipment increased 22% sequentially, driven by higher demand for pick and place handlers. In April, the beta evaluation of our new gravity handler, Saturn, was successfully completed and we initiated production of several units to support customer evaluations during the second half of the year. Customer activity and forecasts were improving and we guided to higher sales in the second quarter.

Equipment utilization continued to improve, to near 80% by the end of Q2. Orders for our semiconductor equipment increased 44% compared to the first quarter, as we benefitted from stronger demand for mobile and automotive ICs as well as the ramp of our Pyramid thermal handler at a major microprocessor IDM. We booked a large, follow-on order for Castle handlers from a major IDM, for use in testing automotive ICs and shipped a derivative version of the Saturn gravity handler, named Jupiter, for handling large IC packages. Our new gravity handler platform, available in both standard and large package configurations, provides compelling productivity improvements, particularly in short test time, high-parallel applications, a fast-growing segment of the test market.

By the end of the second quarter, there were indications that industry conditions were weakening. June orders for backend equipment declined and a number of semiconductor companies guided to flat or lower results for the third quarter. Industry analysts predicted a slowdown in the ramp of smartphones and tablets and at the macro level, business and consumer confidence was eroding.

As the third quarter unfolded, it was clear that business conditions had softened. Equipment utilization fell to the low 70% range and orders for our semiconductor equipment declined 35% sequentially. In September, SEMI reported that orders for backend semi equipment fell to the lowest level in more than three years. Despite the weakening business environment, orders for our high-speed pick and place handlers were the highest in more than a year. Increasingly, customers are transitioning their high volume products to the Matrix handler due to its speed and high parallel test capability. Orders for Pyramid handlers declined from a record level in the previous quarter, as our customer's installed base approached levels adequate for current programs. We successfully transferred production of the first pick and place handler to our Philippines factory during the third quarter, a key step in our hybrid manufacturing strategy, whereby subassemblies are outsourced and final assembly and test is performed in-house. Throughout the third quarter, industry conditions deteriorated and SEMI's September backend equipment book to bill ratio fell to 0.54.

Orders during Q4 were about the same as the year earlier quarter. In 2012 we may have seen a complete industry cycle, compressed to a single year: two quarters of increasing orders, peaking in Q2, followed by two quarters of sequential decline. Many analysts believe that the length of industry cycles is shortening. Moreover, it seems that the amplitude of the swings has been dampened as consumer electronics, and in the last several years, mobility applications in particular, have become the primary user of semiconductor devices. The frequent introduction of new consumer products, with varied life spans, creates a very different industry dynamic, influenced by many more variables than the PC-dominated cycle of the past.

Opportunities for our T-Core thermal subsystems are increasing as certain customers implement batch testing and system level test methodologies for mobility ICs. T-Core utilizes the same proprietary thermal technology incorporated in the Pyramid handler and limits temperature fluctuations during test. We have solutions to address thermal requirements across the broad range of test handling applications. Additionally, our focus on expanding the company's library of MEMs test solutions is paying off and enabling handler sales.

Ismeca Acquisition

On December 31, 2012, at the beginning of Cohu's 2013 fiscal year, we completed the acquisition of Ismeca, the leading supplier of turret-based semiconductor and LED test handler and backend finishing equipment. Through this acquisition we combined the number one supplier of turret-based handling equipment with Delta Design, the number one supplier of logic pick and place test handlers and with Rasco, the number two supplier of gravity-feed and test-in-strip handlers. The acquisition of Ismeca strengthens our leadership position, provides new growth opportunities and significant cost synergies. Through Ismeca, we move into markets that test smaller IC and discrete components at faster speeds and gain entry into the LED equipment market. The LED market is expected to grow significantly as this technology is adopted for general lighting.

Cohu's Semiconductor Equipment Group (SEG) now comprises three businesses with a range of products and technology capabilities that is unmatched in the industry. The semiconductor industry needs suppliers that have the technical resources, manufacturing capability and global scale to deliver effective solutions as technology change drives new form factors, smaller geometries, critical temperature control, new sensors and lighting applications in a dynamic market environment.

Outlook

Over the near term and until the macroeconomic environment improves, we expect that capacity expansion for traditional semiconductor packages will be limited. In this environment, we are tightly controlling operating expenses, but continuing to invest in key projects to broaden our product portfolio, grow the customer base and optimize manufacturing. At the same time, we are excited about solid opportunities in selected areas including ICs for mobile applications, LEDs, MEMs and wafer level packages. Many industry analysts anticipate that business conditions will improve in the second half of 2013 and with our broad product line we are in an excellent position to benefit.

I want to thank our employees, customers, shareholders and suppliers for your support in 2012.

Sincerely,



James A. Donahue
Chairman of the Board,
President and Chief Executive Officer
March 7, 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

[√] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 29, 2012
OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Commission file number 1-4298

COHU, INC.

(Exact name of registrant as specified in its charter)

Delaware	**95-1934119**
(State or other jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
12367 Crosthwaite Circle, Poway, California	**92064-6817**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (858) 848-8100

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $1.00 par value	The NASDAQ Stock Market LLC
Preferred Share Purchase Rights, $1.00 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by nonaffiliates of the registrant was approximately $109,000,000 based on the closing stock price as reported by the NASDAQ Stock Market LLC as of June 29, 2012. Shares of common stock held by each officer and director and by each person or group who owns 5% or more of the outstanding common stock have been excluded in that such persons or groups may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 11, 2013 the Registrant had 24,639,179 shares of its $1.00 par value common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for Cohu, Inc.'s 2013 Annual Meeting of Stockholders to be held on May 15, 2013, and to be filed pursuant to Regulation 14A within 120 days after registrant's fiscal year ended December 29, 2012, are incorporated by reference into Part III of this Report.

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COHU, INC.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 29, 2012

TABLE OF CONTENTS

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The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains certain forward-looking statements including expectations of market conditions, challenges and plans, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the Safe Harbor provisions created by that statute. These forward-looking statements are based on management's current expectations and beliefs, including estimates and projections about our industries. Statements concerning financial position, business strategy, and plans or objectives for future operations are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and may cause actual results to differ materially from management's current expectations. Such risks and uncertainties include those set forth in this Annual Report on Form 10-K under the heading "Item 1A. Risk Factors". The forward-looking statements in this report speak only as of the time they are made and do not necessarily reflect management's outlook at any other point in time. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or for any other reason. However, readers should carefully review the risk factors set forth in other reports or documents we file from time to time with the Securities and Exchange Commission ("SEC") after the date of this Annual Report.

PART I

Item 1. Business.

Cohu, Inc. ("Cohu", "we", "our" and "us") was incorporated under the laws of California in 1947, as Kalbfell Lab, Inc. and commenced active operations in the same year. Our name was changed to Kay Lab in 1954. In 1957, Cohu was reincorporated under the laws of the State of Delaware as Cohu Electronics, Inc. and in 1972, our name was changed to Cohu, Inc.

We have three reportable segments: semiconductor equipment, mobile microwave communication systems and video cameras. Our semiconductor equipment segment, Cohu's Semiconductor Equipment Group ("SEG"), encompasses Cohu's wholly owned subsidiaries Delta Design, Inc. ("Delta"), Rasco GmbH ("Rasco") and Ismeca Semiconductor Holding SA ("Ismeca"). Delta develops, manufactures and sells pick-and-place semiconductor test handlers, burn-in related equipment and thermal sub-systems to semiconductor manufacturers and test subcontractors throughout the world. Rasco develops, manufactures and sells gravity-feed and test-in-strip semiconductor test handling equipment and micro-electro-mechanical systems ("MEMS") test modules used in final test operations by semiconductor manufacturers and test subcontractors. Ismeca, acquired by Cohu on December 31, 2012, designs, manufactures and sells turret-based test handling and back-end finishing equipment for integrated circuits, light emitting diodes (LEDs) and discrete components used by semiconductor manufacturers and test subcontractors throughout the world in assembly and packaging of devices. The acquisition of Ismeca was completed subsequent to the end of Cohu's fiscal year ended December 29, 2012 and certain disclosures include Ismeca to enable investors to evaluate the operating and financial effects to our business recognized in the subsequent accounting period. Unless otherwise indicated, disclosures made throughout this Form 10-K exclude the effect of the acquisition of Ismeca.

Our microwave communication systems segment is comprised of our wholly owned subsidiary Broadcast Microwave Services, Inc. ("BMS"). BMS develops, manufactures and sells microwave communications equipment to government agencies, law enforcement and public safety organizations, unmanned air vehicle program contractors, television broadcasters, entertainment companies, professional sports teams and other commercial entities. Our video camera segment ("Electronics Division") develops, manufactures and sells a wide selection of video cameras and related products, specializing in video solutions for security, surveillance and traffic monitoring. Customers for these products are distributed among security, surveillance, traffic control/management, scientific imaging and machine vision.

Sales by reportable segment, expressed as a percentage of total consolidated net sales, for the last three years were as follows:

	2012	2011	2010
Semiconductor equipment	81 %	84 %	85 %
Microwave communications	12 %	10 %	10 %
Video cameras	7 %	6 %	5 %
	100 %	100 %	100 %

Additional financial information on our reportable segments for each of the last three years is included in Note 7, "Segment and Related Information" in Part IV, Item 15(a) of this Form 10-K.

Semiconductor Equipment

We are a worldwide supplier of semiconductor test handling systems, MEMS test modules, burn-in equipment and thermal sub-systems. Our semiconductor equipment companies develop, manufacture, sell and service a broad line of equipment capable of handling a wide range of integrated circuit packages. Test handlers are electromechanical systems used to automate testing of the packaged integrated circuit in the "back-end" of the semiconductor manufacturing process. Testing determines the quality and performance of the integrated circuit prior to shipment to customers. Testers are designed to verify the performance of the integrated circuit, such as microprocessors, logic, analog, memory or mixed signal devices. Handlers are engineered to thermally condition and present for testing the packaged semiconductor devices. The majority of test handlers use either pick-and-place, gravity-feed, turret or test-in-strip technologies. The type of packaged device normally determines the appropriate handling approach. Gravity-feed handling is the predominant solution for temperature testing of small outline leaded and non-leaded packages, as well as for large packages with leads on only one or two sides as is common in high power devices. In gravity-feed handlers, integrated circuits are unloaded from plastic tubes, metal magazines or a bowl at the top of the machine and flow through the system, from top to bottom, propelled by the force of gravity. After testing, the integrated circuits are sorted and reloaded into tubes, magazines, bulk or tape for additional process steps or final shipment.

Integrated circuits with leads on all four sides, such as the quad flat pack, or with balls or pads on the bottom or sides of the package, such as ball grid array packages, and quad flat no-lead packages as well as certain low profile integrated circuits with leads on two sides, such as the thin small outline package, and wafer-level packages are predominately handled in pick-and-place systems. Pick-and-place handlers use robotic mechanisms to move integrated circuits from Jedec trays and place them in precision transport boats or carriers for processing through the system. After testing, integrated circuits are sorted and reloaded into designated trays, based on test results.

Test-in-strip handlers accommodate integrated circuits in strips or panels prior to the final singulation step in the semiconductor manufacturing process flow and are typically used for high-parallel testing applications. Turret-based handlers use a rotating "turret" mechanism that provides very high device throughput and efficient integration of multiple back-end finishing operations. Turret handlers are ideally suited for high-volume and high-mix testing of smaller integrated circuits and discrete and LED devices. MEMS test modules are independent physical stimuli units for testing sensor integrated circuits typically used in the automotive and consumer electronics industries. These MEMS test modules can be integrated to our gravity-feed, pick & place, or test-in-strip handlers for testing a variety of sensors, including pressure, acoustic, magnetic field hall effect, optical and others.

To ensure quality, semiconductors are typically tested at hot and/or cold temperatures, which can simulate the final operating environment. Our test handler products are designed to provide a precisely controlled test environment, often over the range of -60 degrees Celsius to +175 degrees Celsius. As the speed and power of certain integrated circuits, such as microprocessors, has increased so has the need to actively manage the self-generated heat during the test process to maximize yield. This heat is capable of damaging or destroying the integrated circuit and can result in speed downgrading, when devices self-heat and fail to successfully test at their maximum possible speed. Device yields are extremely important and speed grading directly affects the selling price of the integrated circuit and the profitability of the semiconductor manufacturer. In addition to temperature capability, other key factors in the design of test handlers are handling speed, flexibility, parallel test capability, alignment to the test contactors, system size, reliability and cost.

Delta provides thermal sub-systems for use in advanced burn-in and system-level test applications. These thermal sub-systems maintain and control the temperature of the integrated circuit during the testing process. Burn-in stresses devices for detection of early failures (infant mortality) prior to distribution. The burn-in process is also used by semiconductor manufacturers to develop reliability models of newly introduced devices. The objective of reliability testing is to determine a device's fault-free operation and estimated useful life by exposing the device to various electrical and thermal conditions that impact its performance. System-level testing is required for functional testing of high-end microprocessors as well as mobile processors combined with memory integrated circuits. This is typically the last test operation of complex, expensive integrated circuits prior to the electronic assembly process.

Our products are complex electromechanical systems that are used in high-volume production environments and many are in service twenty-four hours per day, seven days a week. Customers continuously strive to increase the utilization of their production test equipment and expect high reliability from test handling, MEMS test modules and thermal subsystems used in burn-in and system-level test. The availability of trained technical support personnel is an important competitive factor in the marketplace. Our semiconductor equipment companies deploy service engineers worldwide, often within customers' production facilities, who work with customer personnel to maintain, repair and continuously improve the performance of our equipment.

Our Semiconductor Equipment Products

We offer products for the pick-and-place, gravity-feed, test-in-strip and turret handling, MEMS, burn-in and system-level test markets. We currently sell the following products in the semiconductor equipment market:

Pick-and-place

The Delta ***EDGE*** is a pick-and-place handler that combines an economical design with a small footprint and fast index time (processing speed of the contactor placement mechanism). The ***EDGE*** handler is designed to meet the needs of integrated circuit manufacturers and subcontractors who test at ambient and hot temperatures.

The Delta **MATRiX** is a high performance pick-and-place handler capable of thermally conditioning devices from -60 degrees Celsius to +175 degrees Celsius. It provides increased productivity in several dimensions of performance: up to three times higher throughput and four times higher parallelism than our previous generation products, and active thermal control per test site. With an adjustable test site configuration, customers can reuse existing load-boards, including those made for gravity handlers. The system also provides flexibility with field upgradeable options including a chamberless tri-temperature test site and auto contactor cleaning.

The Delta **Castle** is a pick-and-place test handler capable of thermally conditioning devices from -60 degrees Celsius to +160 degrees Celsius. The Castle can position from one to nine devices for testing. Its large thermal soak chamber provides a continuous flow of thermally conditioned devices to the test site allowing the handler to process parts at high speed when running at temperature. The Castle incorporates an innovative vertical tray storage system that saves space on the test floor by minimizing the handler's footprint.

The Delta **Pyramid** is a high performance thermal handler providing high throughput, high parallel test capability for microprocessors and graphics processors. The Pyramid incorporates Delta's proprietary thermal control technology. The system is highly configurable and is capable of adapting to various customer requirements ranging from small tablet microprocessor testing to high-end server product testing.

Delta's **Summit** series of pick-and-place thermal handlers are designed to meet the requirements of manufacturers of microprocessors, graphic processors and other high speed, high power integrated circuits. The Summit handlers incorporate Delta's proprietary thermal control technology. The Summit PTC, or Passive Thermal Control, and ATC, or Active Thermal Control, models dissipate the heat generated during test enabling the integrated circuit to be tested successfully at its maximum speed and performance.

Gravity-Feed

Rasco's **SO1x00** is a high throughput gravity-feed platform that provides an economical solution for testing up to 8 devices in parallel. These handlers can be configured for tube-to-tube or metal magazine input and output, ambient-hot or tri-temperature testing and are easily kit-able for a wide range of integrated circuit packages.

Rasco's **SO2x00** is a modular platform that offers a reliable solution for testing small integrated circuit packages and up to 8 devices in parallel. The base platform can be configured with various input and output modules: tube, metal magazine, bowl, bulk, tape and reel, and an optional laser marking unit. These handlers can be configured for ambient-hot or tri-temperature testing.

Rasco's **Saturn** and **Jupiter** are our next generation gravity handlers delivering a fast index time capability with up to 8 devices tested in parallel at cold and/or hot temperature. Saturn has a configuration that covers testing of very small to medium size packaged integrated circuits, and Jupiter is a version that enables testing of medium to very large packaged integrated circuits typically serving the power management device market.

Test-in-strip

Rasco's **SO3000**, test-in-strip handler, can process an entire strip at once or index the strip for single/multiple device testing. The system has tri-temperature capability, accommodates either stacked or slotted input/output media and can be configured with optional, automated vision alignment.

Turret
Ismeca's **NX16** is a high-speed, 16-position turret handler commonly used for testing and inspection of integrated circuits, LEDs and discrete devices. The product is highly configurable with bowl or tube feeding, tape and bulk output modules along with many processing options including laser marking, scanning, vision and test. The NX16 is capable of testing devices at ambient and hot temperature.

Ismeca's **NX32** is a scalable, 32-position turret handler used for testing and inspection of integrated circuits, LEDs, and discrete devices. There are many configurations of the NX32 turret handler: handling wafers in film-frame for input and/or output that is common for LEDs and wafer level package (WLP) devices; tray and tube input and/or output used for integrated circuits and discretes; and bowl feeding, tape and de-taping, alignment, laser marking, scanning, vision and test modules. The NX32 is capable of testing devices at ambient and hot temperature.

Ismeca's **NY20** is our next generation turret handler platform that delivers higher throughput combined with fast device change-over time for both high-volume and high-mix testing and inspection of integrated circuits, LEDs and discrete devices. The new 20-position turret offers many of the functional modules and capabilities available on the NX16 and NX32 platforms in a smaller footprint, higher throughput handler.

Micro-Electro-Mechanical Systems ("MEMS")
Rasco's MEMS series are modules that generate a physical stimuli for testing of sensor integrated circuits typically used in the automotive (tire pressure, airbag sensors) and consumer electronics (tilt, motion, microphone and light sensors) industries. The MEMS modules are stand-alone units that can be integrated into Delta or Rasco pick-and-place, test-in-strip, or gravity-feed handlers.

Burn-in
Delta's **VTS300**, is an automated burn-in system that supports asynchronous loading and unloading of devices without system interruption, transforming the burn-in process from a traditional batch-oriented approach to a more efficient continuous-flow process.

Thermal Sub-Systems
Delta adapted its proprietary thermal control technology for use by integrated circuit manufacturers in high performance burn-in and system level test. The **T-Core** thermal sub-systems provide fast and accurate thermal control of the integrated circuit during the testing process using the same technology available in the Pyramid handler. T-Core is also used in engineering and device characterization applications.

Spares
Delta, Rasco and Ismeca provide consumable and non-consumable items that are used to maintain, sustain or otherwise enable their equipment to meet its performance, availability and production requirements.

Tooling (kits)
Delta, Rasco and Ismeca design and manufacture a wide range of device dedication kits that enable handlers to process different semiconductor packages. Our Philippines operation, established in 2004, designs and manufactures the majority of our handler kits and provides applications support to customers in the southeast Asia region.

Sales by Product Line
During the last three years, sales of our semiconductor equipment products were distributed as follows:

	2012	2011	2010
Semiconductor test handler systems	56 %	57 %	64 %
Thermal sub-systems and burn-in equipment	5 %	3 %	1 %
Spares, tooling (kits) and service	39 %	40 %	35 %

Microwave Communications

BMS develops, manufactures and sells microwave communications equipment, antenna systems and associated equipment. These products are used in the transmission of video, audio and telemetry data. Applications for these microwave data-links include unmanned aerial vehicles (UAVs), law enforcement, security and surveillance and electronic news gathering. Customers include government agencies, law enforcement and public safety organizations, unmanned air vehicle program contractors, television broadcasters, entertainment companies, professional sports teams and other commercial entities.

Video Cameras

The Electronics Division develops, manufactures and sells a wide selection of video cameras and related products, specializing in video solutions for security, surveillance and traffic monitoring, closed circuit video or CCTV cameras, equipment and systems. The customer base for these products is distributed among traffic control and management, security/surveillance, military, scientific imaging and machine vision. The Electronics Division's products are high-performance, high-resolution cameras that meet the most demanding performance requirements and are resistant to harsh operating environments. The Electronics Division also offers customized products and accessories including cables, camera mounts and data storage devices.

Customers

Semiconductor Equipment
Our customers include semiconductor integrated device manufacturers and test subcontractors. Repeat sales to existing customers represent a significant portion of our sales. During the last three years, customers from our semiconductor equipment segment that have comprised 10% or greater of our consolidated net sales are as follows:

	2012	2011	2010
Intel	39 %	36 %	26 %
Texas Instruments	*	11 %	14 %

* Less than 10% of net sales

The loss of, or a significant reduction in, orders by these or other significant customers, including reductions due to market, economic or competitive conditions or the outsourcing of final integrated circuit test to subcontractors that are not our customers would adversely affect our financial condition and results of operations and as a result, we believe that our customer concentration is a significant business risk.

Additional financial information on revenues from external customers by geographic area for each of the last three years is included in Note 7, "Segment and Related Information" in Part IV, Item 15(a) of this Form 10-K.

Microwave Communications
Our customer base for microwave communications equipment is diverse and includes government agencies, law enforcement and public safety organizations, unmanned air vehicle program contractors, television broadcasters, entertainment companies, professional sports teams and other commercial entities throughout the world. No single customer of this segment accounted for 10% or more of our consolidated net sales in 2012, 2011 or 2010.

Video Cameras
Our customer base in the video camera industry segment is also diverse and includes corporate end-users, state and federal government agencies, original equipment manufacturers, system integrators and value-added resellers. No single customer of this segment accounted for 10% or more of our consolidated net sales in 2012, 2011 or 2010.

Sales and Marketing

We market our products worldwide through a combination of a direct sales force and independent sales representatives. In geographic areas where we believe there is sufficient sales potential, we generally employ our own personnel. The U.S. sales office for our semiconductor equipment businesses is located at Delta's Poway, California facility. The Europe sales office is located at Rasco's Kolbermoor, Germany facility. We operate in Asia with headquarters in Singapore and a branch office in Taipei, Taiwan. Sales in Japan and Korea are made primarily through independent sales representatives.

Competition

Semiconductor Equipment
The semiconductor equipment industry is intensely competitive and is characterized by rapid technological change and demanding worldwide service requirements. Significant competitive factors include product performance, price, reliability, customer support and installed base of products. While we are a leading worldwide supplier of semiconductor test handling equipment, we face substantial competition. The Japanese and Korean markets for test handling equipment are large and represent a significant percentage of the worldwide market. During each of the last three years our sales to Japanese and Korean customers, who have historically purchased test handling equipment from Asian suppliers, have represented less than 10% of our total sales. Some of our current and potential competitors are part of larger corporations that have substantially greater financial, engineering, manufacturing and customer support capabilities and offer more extensive product offerings than

Cohu. To remain competitive we believe we will require significant financial resources to offer a broad range of products, maintain customer support and service centers worldwide and to invest in research and development of new products. Failure to introduce new products in a timely manner or the introduction by competitors of products with actual or perceived advantages could result in a loss of competitive position and reduced sales of existing products. No assurance can be given that we will continue to compete successfully throughout the world.

Microwave Communications and Video Cameras

Our products in the microwave communications and video camera segments are sold in highly competitive markets throughout the world, where we compete on the basis of product performance and integration with customer requirements, service, product quality, reliability and price. Many of our competitors are divisions or segments of large, diversified companies with substantially greater financial, engineering, marketing, manufacturing and customer support capabilities than Cohu. No assurance can be given that we will continue to compete successfully in these market segments.

Backlog

Our backlog of unfilled orders for products, by segment, at December 29, 2012 and December 31, 2011, was as follows:

(in millions)	2012	2011
Semiconductor equipment	$ 30.6	$ 38.2
Microwave communications	10.0	11.1
Video cameras	4.1	2.6
Total consolidated backlog	$ 44.7	$ 51.9

Backlog is generally expected to be shipped within the next twelve months. Our backlog at any point in time may not be representative of actual sales in any future period due to the possibility of customer changes in delivery schedules, cancellation of orders, potential delays in product shipments, difficulties in obtaining parts from suppliers, failure to satisfy customer acceptance requirements and the inability to recognize revenue under accounting requirements. Furthermore, many orders are subject to cancellation or rescheduling by the customer with limited or no penalty. A reduction in backlog during any particular period could have a material adverse effect on our business, financial condition and results of operations. There is no significant seasonal aspect to our business. The decrease in our backlog at December 29, 2012 is a result of the downturn in the global semiconductor equipment industry, which led to decreased orders for our semiconductor test handling systems during 2012.

Manufacturing and Raw Materials

Our manufacturing operations are currently located in Poway, California (Delta, BMS and Electronics Division); Laguna, the Philippines (Delta); Kolbermoor, Germany (Rasco); Malacca, Malaysia (Ismeca); Suzhou, China (Ismeca); La Chaux-de-Fonds, Switzerland (Ismeca) and Kemel, Germany (BMS).

Many of the components and subassemblies we utilize are standard products, although some items are made to our specifications. Certain components, particularly in our semiconductor equipment businesses, are obtained or are available from a limited number of suppliers. We seek to reduce our dependence on sole and limited source suppliers, however in some cases the complete or partial loss of certain of these sources could have a material adverse effect on our operations while we attempt to locate and qualify replacement suppliers.

Patents and Trademarks

Our proprietary technology is protected by various intellectual property laws including patents, licenses, trademarks, copyrights and trade secrets. In addition, we believe that, due to the rapid pace of technological change in the semiconductor equipment industry and our other business segments, the successful manufacture and sale of our products also depends upon our experience, technological know-how, manufacturing and marketing skills and speed of response to sales opportunities. In the absence of patent protection, we would be vulnerable to competitors who attempt to copy or imitate our products or processes. We believe our intellectual property has value and we have in the past and will in the future take actions we deem appropriate to protect such property from misappropriation. However, there can be no assurance such actions will provide meaningful protection from competition. Protecting our intellectual property rights or defending against claims brought by other holders of such rights, either directly against us or against customers we have agreed to indemnify, would likely be expensive and time consuming and could have a material adverse effect on our operations.

Research and Development

Certain of the markets in which we compete, particularly the semiconductor equipment industry, are characterized by rapid technological change. Research and development activities are carried on in our various subsidiaries and division and are directed toward development of new products and equipment, as well as enhancements to existing products and equipment. Our total research and development expense was $36.2 million in each of 2012, 2011 and 2010.

We work closely with our customers to make improvements to our existing products and in the development of new products. We expect to continue to invest heavily in research and development and must manage product transitions successfully as introductions of new products could adversely impact sales of existing products.

Environmental Laws

Our business is subject to numerous federal, state, local and international environmental laws. On occasion, we have been notified by local authorities of instances of noncompliance with local and/or state environmental laws. We believe we are in compliance with applicable federal, state, local and international regulations. Compliance with foreign, federal, state and local laws that have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment and the prevention of climate change have not had a material effect and is not expected to have a material effect upon the capital expenditures, results of operations or our competitive position. However, future changes in regulations may require expenditures that could adversely impact earnings in future years.

Executive Officers of the Registrant

The following sets forth the names, ages, positions and offices held by all executive officers of Cohu as of February 28, 2013. Executive Officers serve at the discretion of the Board of Directors, until their successors are appointed.

Name	Age	Position
Cohu:		
James A. Donahue	64	Chairman, President and Chief Executive Officer
Jeffrey D. Jones	51	Vice President, Finance and Chief Financial Officer
John H. Allen	61	Vice President, Administration
Cohu wholly owned subsidiaries:		
Luis A. Müller	43	President – Cohu SEG
Hock W. Chiang	55	Vice President Global Sales & Service – Cohu SEG
Peter Portmann	55	Vice President Global Operations – Cohu SEG
Thomas G. Lightner	68	Vice President Global Quality - Cohu SEG
Samer Kabbani	38	President - Delta Design Systems
James G. McFarlane	62	President - Delta Design Kit Operations

Mr. Donahue has been employed by Delta since 1978 and was President of Delta from May, 1983 until December, 2010. In October, 1999, Mr. Donahue was named President and Chief Operating Officer of Cohu and was appointed to Cohu's Board of Directors. In June, 2000, Mr. Donahue was promoted to Chief Executive Officer and was appointed Chairman of the Board in March, 2010.

Mr. Jones joined Delta in 2005 as Vice President Finance. In November 2007, Mr. Jones was named Vice President, Finance and Chief Financial Officer of Cohu. Prior to joining Delta, Mr. Jones, was a consultant from 2004 to 2005 and Vice President and General Manager of the Systems Group at SBS Technologies, Inc., a designer and manufacturer of embedded computer products, from 1998 to 2003.

Mr. Allen has been employed by Cohu since June, 1995. He was Director of Finance until September, 1995, became Vice President, Finance in September, 1995, and was appointed Chief Financial Officer in October, 1995. In November 2007, Mr. Allen was made Vice President, Administration. Prior to joining Cohu, Mr. Allen held various positions with Ernst & Young LLP from 1976 until June, 1995 and had been a partner with that firm since 1987.

Mr. Müller joined Delta in 2005 as Director of Engineering. In July 2008, Mr. Müller was promoted to the position of Vice President of the High Speed Handling Group for Delta and in January 2009 he was named Managing Director of Rasco. In January 2011, Mr. Müller was appointed President of Cohu's Semiconductor Equipment Group, which encompasses Cohu subsidiaries Delta Design, Inc., Rasco GmbH and Ismeca Semiconductor.

Mr. Chiang has been employed by Cohu since October 2012 as Vice President, Global Sales & Service for Cohu's Semiconductor Equipment Group. Prior to joining Cohu, Mr. Chiang served as a Director for AXElite Technology Corporation. Additionally, from 1995 through 2011, Mr. Chiang held a variety of positions at Teradyne, Inc. ("Teradyne") including Director – Asia SOC Marketing & New Business Development, Managing Director of Teradyne's Singapore and China operations and Director of Worldwide Field Total Quality Management.

Mr. Portmann began his employment with Cohu with the acquisition of Ismeca on December 31, 2012 and was named Vice President Global Operations of Cohu's Semiconductor Equipment Group in January 2013. Immediately prior to joining Cohu, Mr. Portman served as the Vice President and Global Operations Manager of Ismeca for seven years. Additionally, from 1994 through 2001, Mr. Portmann held a variety of leadership positions at Ismeca including General Manager of Ismeca Malaysia and Vice President of the Semiconductor Division.

Mr. Lightner has been employed by Cohu since July 2000 and has served as Delta's Vice President, Manufacturing from April 2001 to October 2007, Vice President, Operations, of Broadcast Microwave Services, Inc., the Company's wholly-owned microwave communications subsidiary from October 2007 to June 2010 and as Delta's Vice President, Quality from June 2010 to January 2011. In February 2013, Mr. Lightner was appointed Vice President, Global Quality of Cohu's Semiconductor Equipment Group.

Mr. Kabbani joined Delta in 2003 holding several leadership positions in engineering. In 2007, Mr. Kabbani was promoted to the position of Vice President of the High Performance Logic Group and in 2011 he became Vice President of Engineering for Delta. Mr. Kabbani was named President of Delta Design Systems in February 2013.

Mr. McFarlane has been employed by Delta since 1989. He was Director of Engineering from 1992 to 1998 and was promoted to Vice President of Engineering in 1998. In 2000, Mr. McFarlane was promoted to Senior Vice President and in February 2013 was named President of Delta Design Kit Operations.

Employees

Including headcount additions arising from our acquisition of Ismeca, as of December 31, 2012, we had approximately 1,500 employees. Our employee headcount has fluctuated in the last five years primarily due to the volatile business conditions in the semiconductor equipment industry and the acquisitions of Rasco and Ismeca. None of our employees are covered by collective bargaining agreements, however, certain employees at Rasco's facility in Kolbermoor, Germany, are represented by a works council, certain employees at Ismeca's facility La Chaux-de-Fonds, Switzerland are members of the micro-technology and Swiss watch trade union and certain employees in Ismeca's China operation belong to local trade unions. We have not experienced any work stoppages and consider our relations with our employees to be good. We believe that a great part of our future success will depend on our continued ability to attract and retain qualified employees. Competition for the services of certain personnel, particularly those with technical skills, is intense. There can be no assurance that we will be able to attract, hire, assimilate and retain a sufficient number of qualified employees.

Available Information

Our web site address is www.cohu.com. We make available free of charge, on or through our web site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. Our Code of Business Conduct and Ethics and other documents related to our corporate governance is also posted on our web site at www.cohu.com/investors/corporategovernance. Information contained on our web site is not deemed part of this report.

Item 1A. Risk Factors.

Set forth below and elsewhere in this report on Form 10-K and in other documents we file with the SEC, are risks and uncertainties that could cause actual results to differ materially from the results expressed or implied by the forward-looking statements contained in this Annual Report. Before deciding to purchase, hold or sell our common stock, you should carefully consider the risks described below in addition to the other cautionary statements and risks described elsewhere, and the other information contained, in this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on Cohu, our business, financial condition and results of operations could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We are exposed to risks associated with acquisitions, investments and divestitures.

We have made, and may in the future make, acquisitions of, or significant investments in, businesses with complementary products, services and/or technologies such as our acquisition of Ismeca, which was completed on December 31, 2012. Acquisitions and investments involve numerous risks, including, but not limited to:

- difficulties and increased costs in connection with integration of the personnel, operations, technologies and products of acquired businesses;
- increasing the scope, geographic diversity and complexity of our business;
- diversion of management's attention from other operational matters;
- the potential loss of key employees or customers of Cohu or acquired businesses;
- lack of synergy, or the inability to realize expected synergies, resulting from the acquisition;
- failure to commercialize purchased technology; and
- the impairment of acquired intangible assets and goodwill that could result in significant charges to operating results in future periods.

We may be required to finance future acquisitions and investments through a combination of borrowings, proceeds from equity or debt offerings and the use of cash, cash equivalents and short-term investments.

With respect to divestitures, we may divest businesses that do not meet our strategic objectives, or do not meet our growth or profitability targets and may not be able to complete proposed divestitures on terms commercially favorable to us.

Mergers, acquisitions and investments are inherently risky and the inability to effectively manage these risks could materially and adversely affect our business, financial condition and results of operations. At December 29, 2012 we had goodwill and net purchased intangible assets balances of $58.8 million and $19.0 million, respectively. These amounts exclude the impact of our acquisition of Ismeca, which was completed subsequent to our fiscal year end. We expect our goodwill and purchased intangible asset balances will increase significantly as a result of this transaction.

We are exposed to the risks of operating a global business.

We are a global corporation with offices and subsidiaries in certain foreign locations to support our sales and services to the global semiconductor industry and, as such, we face risks in doing business abroad that we do not face domestically. Certain aspects inherent in transacting business internationally could negatively impact our operating results, including:

- costs and difficulties in staffing and managing international operations;
- unexpected changes in regulatory requirements;
- difficulties in enforcing contractual and intellectual property rights;
- longer payment cycles;
- local political and economic conditions;
- potentially adverse tax consequences, including restrictions on repatriating earnings and the threat of "double taxation"; and
- fluctuations in currency exchange rates, which can affect demand and increase our costs.

Additionally, managing geographically dispersed operations presents difficult challenges associated with organizational alignment and infrastructure, communications and information technology, inventory control, customer relationship management, terrorist threats and related security matters and cultural diversities. If we are unsuccessful in managing such operations effectively, our business and results of operations will be adversely affected.

The semiconductor industry we serve is highly volatile and unpredictable.
Visibility into our markets is limited. Our operating results are substantially dependent on our semiconductor equipment business. This capital equipment business is in turn highly dependent on the overall strength of the semiconductor industry. Historically, the semiconductor industry has been highly cyclical with recurring periods of oversupply and excess capacity, which often have had a significant effect on the semiconductor industry's demand for capital equipment, including equipment of the type we manufacture and market. We anticipate that the markets for newer generations of semiconductors and semiconductor equipment may also be subject to similar cycles and severe downturns. Any significant reductions in capital equipment investment by semiconductor integrated device manufacturers and test subcontractors will materially and adversely affect our business, financial position and results of operations. In addition, the volatile and unpredictable nature of semiconductor equipment demand has in the past and may in the future expose us to significant excess and obsolete and lower of cost or market inventory write-offs and reserve requirements. In 2012, 2011 and 2010, we recorded pre-tax inventory-related charges of approximately $8.9 million, $5.8 million, and $1.7 million, respectively, primarily as a result of changes in customer forecasts.

The semiconductor equipment industry in general and the test handler market in particular, is highly competitive.
The semiconductor test handler industry is intensely competitive and we face substantial competition from numerous companies throughout the world. The test handler industry, while relatively small in terms of worldwide market size compared to other segments of the semiconductor equipment industry, has several participants resulting in intense competitive pricing pressures. Future competition may include companies that do not currently supply test handlers. Some of our competitors are part of larger corporations that have substantially greater financial, engineering, manufacturing and customer support capabilities and provide more extensive product offerings. In addition, there are emerging semiconductor equipment companies that provide or may provide innovative technology incorporated in products that may compete successfully against our products. We expect our competitors to continue to improve the design and performance of their current products and introduce new products with improved performance capabilities. Our failure to introduce new products in a timely manner, the introduction by our competitors of products with perceived or actual advantages, or disputes over rights to use certain intellectual property or technology could result in a loss of our competitive position and reduced sales of, or margins on our existing products. We believe that competitive conditions in the semiconductor test handler market have intensified over the last several years. This intense competition has adversely impacted our product average selling prices and gross margins on certain products. If we are unable to reduce the cost of our existing products and successfully introduce new lower cost products we expect these competitive conditions to negatively impact our gross margin and operating results in the foreseeable future.

Semiconductor equipment is subject to rapid technological change, product introductions and transitions may result in inventory write-offs and our new product development involves numerous risks and uncertainties.
Semiconductor equipment and processes are subject to rapid technological change. We believe that our future success will depend in part on our ability to enhance existing products and develop new products with improved performance capabilities. We expect to continue to invest heavily in research and development and must manage product transitions successfully, as introductions of new products, including the products obtained in our acquisitions, may adversely impact sales and/or margins of existing products. In addition, the introduction of new products by us or by our competitors, the concentration of our revenues in a limited number of large customers, the migration to new semiconductor testing methodologies and the custom nature of our inventory parts increases the risk that our established products and related inventory may become obsolete, resulting in significant excess and obsolete inventory exposure. This increased exposure resulted in significant charges to operations during each of the years in the three-year period ended December 29, 2012. Future inventory write-offs and increased inventory reserve requirements could have a material adverse impact on our results of operations and financial condition.

The design, development, commercial introduction and manufacture of new semiconductor equipment is an inherently complex process that involves a number of risks and uncertainties. These risks include potential problems in meeting customer acceptance and performance requirements, integration of the equipment with other suppliers' equipment and the customers' manufacturing processes, transitioning from product development to volume manufacturing and the ability of the equipment to satisfy the semiconductor industry's constantly evolving needs and achieve commercial acceptance at prices that produce satisfactory profit margins. The design and development of new semiconductor equipment is heavily influenced by changes in integrated circuit assembly, test and final manufacturing processes and integrated circuit package design changes. We believe that the rate of change in such processes and integrated circuit packages is accelerating. As a result of these changes and other factors, assessing the market potential and commercial viability of handling, MEMS, system-level and burn-in test equipment is extremely difficult and subject to a great deal of risk. In addition, not all integrated circuit manufacturers employ the same manufacturing processes. Differences in such processes make it difficult to design standard test products that are capable of achieving broad market acceptance. As a result, we might not accurately assess the semiconductor industry's future equipment requirements and fail to design and develop products that meet such requirements and achieve market acceptance. Failure to accurately assess customer requirements and market trends for new semiconductor test products may have a material adverse impact on our operations, financial condition and results of operations.

The transition from product development to the manufacture of new semiconductor equipment is a difficult process and delays in product introductions and problems in manufacturing such equipment are common. We have in the past and may in the future experience difficulties in manufacturing and volume production of our new equipment. In addition, as is common with semiconductor equipment, our after sale support and warranty costs have typically been significantly higher with new products than with our established products. Future technologies, processes and product developments may render our current or future product offerings obsolete and we might not be able to develop, introduce and successfully manufacture new products or make enhancements to our existing products in a timely manner to satisfy customer requirements or achieve market acceptance. Furthermore, we might not realize acceptable profit margins on such products.

Global economic conditions may have an impact on our business and financial condition in ways that we currently cannot predict.

Our operations and financial results depend on worldwide economic conditions and their impact on levels of business spending, which have deteriorated significantly in many countries and regions and may remain depressed for the foreseeable future. Continued uncertainties may reduce future sales of our products and services. While we believe we have a strong customer base and have experienced strong collections in the past, if the current market conditions deteriorate, we may experience increased collection times and greater write-offs, either of which could have a material adverse effect on our cash flow.

In addition, the tightening of credit markets and concerns regarding the availability of credit may make it more difficult for our customers to raise capital, whether debt or equity, to finance their purchases of capital equipment, including the products we sell. Delays in our customers' ability to obtain such financing, or the unavailability of such financing would adversely affect our product sales and revenues and therefore harm our business and operating results. We cannot predict the timing, duration of or effect on our business of the economic slowdown or the timing or strength of a subsequent recovery.

A limited number of customers account for a substantial percentage of our net sales.

A small number of customers of our semiconductor equipment segment have been responsible for a significant portion of our net sales. During the past five years, the percentage of our sales derived from these significant customers has varied greatly. Such variations are due to changes in the customers' business and their purchase of products from our competitors. It is common in the semiconductor test handler industry for customers to purchase equipment from more than one equipment supplier, increasing the risk that our competitive position with a specific customer may deteriorate. No assurance can be given that we will continue to maintain our competitive position with these or other significant customers. Furthermore, we expect the percentage of our revenues derived from significant customers will vary greatly in future periods. The loss of, or a significant reduction in, orders by these or other significant customers as a result of competitive products, market conditions including end market demand for our customers' products, outsourcing final semiconductor test to test subcontractors that are not our customers or other factors, would have a material adverse impact on our business, financial condition and results of operations. Furthermore, the concentration of our revenues in a limited number of large customers is likely to cause significant fluctuations in our future annual and quarterly operating results.

We do not currently participate in the memory test handler market.
Pick-and-place handlers used in memory test applications account for a significant portion of the worldwide test handler market. We do not currently participate in the memory market segment; therefore our total available sales market is limited.

If we cannot continue to develop, manufacture and market products and services that meet customer requirements for innovation and quality, our revenue and gross margin may suffer.
The process of developing new high technology products and services and enhancing existing products and services is complex, costly and uncertain, and any failure by us to anticipate customers' changing needs and emerging technological trends accurately could significantly harm our market share and results of operations. In addition, in the course of conducting our business, we must adequately address quality issues associated with our products and services, including defects in our engineering, design and manufacturing processes, as well as defects in third-party components included in our products. In order to address quality issues, we work extensively with our customers and suppliers and engage in product testing to determine the cause of quality problems and to determine appropriate solutions. Finding solutions to quality issues can be expensive and may result in additional warranty, replacement and other costs, adversely affecting our profits. In addition, quality issues can impair our relationships with new or existing customers and adversely affect our reputation, which could lead to a material adverse effect on our operating results.

The cyclical nature of the semiconductor equipment industry places enormous demands on our employees, operations and infrastructure.
The semiconductor equipment industry is characterized by dramatic and sometimes volatile changes in demand for its products. Changes in product demand result from a number of factors including the semiconductor industry's continually changing and unpredictable capacity requirements and changes in integrated circuit design and packaging. Sudden changes in demand for semiconductor equipment have a significant impact on our operations. Typically, we reduce and increase our workforce, particularly in manufacturing, based on customer demand for our products. These changes in workforce levels place enormous demands on our employees, operations and infrastructure since newly hired personnel rarely possess the expertise and level of experience of current employees. Additionally, these transitions divert management time and attention from other activities and adversely impact employee morale. We have in the past and may in the future experience difficulties, particularly in manufacturing, in training and recruiting the large number of additions to our workforce. The volatility in headcount and business levels, combined with the cyclical nature of the semiconductor industry, may require that we invest substantial amounts in new operational and financial systems, procedures and controls. We may not be able to successfully adjust our systems, facilities and production capacity to meet our customers' changing requirements. The inability to meet such requirements will have an adverse impact on our business, financial position and results of operations.

We utilize contract manufacturers and changes to those relationships, expected or unexpected, may result in delays or disruptions that could cause us to lose revenue and damage our customer relationships.
Our reliance on contract manufacturers gives us less control over the manufacturing process and exposes us to significant risks, including limited control over capacity, late delivery, quality and costs. In addition, it is time consuming and costly to qualify and implement additional contract manufacturer relationships. Therefore, if we should fail to effectively manage our contract manufacturer relationships or if one or more of them should experience delays, disruptions or quality control problems, or if we had to change or add additional contract manufacturers or contract manufacturing sites, our ability to ship products to our customers could be delayed. Also, the addition of manufacturing locations or contract manufacturers may increase the complexity of our supply chain management. We cannot be certain that existing or future contract manufacturers will be able to manufacture our products on a timely and cost-effective basis, or to our quality and performance specifications. If our contract manufacturers are unable to meet our manufacturing requirements in a timely manner, our ability to ship products and to realize the related revenues when anticipated could be materially affected.

The loss of key personnel could adversely impact our business.
Certain key personnel are critical to our business. Our future operating results depend substantially upon the continued service of our key personnel, many of whom are not bound by employment or non-competition agreements. Our future operating results also depend in significant part upon our ability to attract and retain qualified management, manufacturing, technical, engineering, marketing, sales and support personnel. Competition for qualified personnel, particularly those with technical skills, is intense, and we cannot ensure success in attracting or retaining qualified personnel. In addition, the cost of living in the San Diego, California,

Kolbermoor, Germany and La Chaux-de Fonds, Switzerland areas, where the majority of our development personnel are located, is high and we have had difficulty in recruiting prospective employees from other locations. There may be only a limited number of persons with the requisite skills and relevant industry experience to serve in these positions and it may become increasingly difficult for us to hire personnel over time. Our business, financial condition and results of operations could be materially adversely affected by the loss of any of our key employees, by the failure of any key employee to perform in his or her current position, or by our inability to attract and retain skilled employees.

Failure of critical suppliers to deliver sufficient quantities of parts in a timely and cost-effective manner could adversely impact our operations.
We use numerous vendors to supply parts, components and subassemblies for the manufacture of our products. It is not always possible to maintain multiple qualified suppliers for all of our parts, components and subassemblies. As a result, certain key parts may be available only from a single supplier or a limited number of suppliers. In addition, suppliers may cease manufacturing certain components that are difficult to replace without significant reengineering of our products. On occasion, we have experienced problems in obtaining adequate and reliable quantities of various parts and components from certain key suppliers. Our results of operations may be materially and adversely impacted if we do not receive sufficient parts to meet our requirements in a timely and cost effective manner.

Third parties may violate our proprietary rights or accuse us of infringing upon their proprietary rights.
We rely on patent, copyright, trademark and trade secret laws to establish and maintain proprietary rights in our technology and products. Any of our proprietary rights may expire due to patent life, or be challenged, invalidated or circumvented. In addition, from time to time, we receive notices from third parties regarding patent or copyright claims. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources and cause us to incur significant expenses. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology or to substitute similar non-infringing technology, our business, financial condition and results of operations could be adversely affected.

A majority of our revenues are generated from exports to foreign countries, primarily in Asia, that are subject to economic and political instability and we compete against a number of Asian test handling equipment suppliers.
The majority of our export sales are made to destinations in Asia. Political or economic instability, particularly in Asia, may adversely impact the demand for capital equipment, including equipment of the type we manufacture and market. In addition, we face intense competition from a number of Asian suppliers that have certain advantages over U.S. suppliers, including us. These advantages include, among other things, proximity to customers, favorable tariffs and affiliation with significantly larger organizations. In addition, changes in the amount or price of semiconductors produced in Asia could impact the profitability or capital equipment spending programs of our foreign and domestic customers.

The occurrence of natural disasters in Asia and geopolitical instability caused by terrorist attacks and other threats may adversely impact our operations and sales.
Our Asian sales and service headquarters is located in Singapore and the majority of our sales are made to destinations in Asia. In addition, we have manufacturing plants in the Philippines, Malaysia and China. These regions are known for being vulnerable to natural disasters and other risks, such as earthquakes, tsunamis, fires, and floods, which at times have disrupted the local economies. A significant earthquake or tsunami could materially affect operating results. We are not insured for most losses and business interruptions of this kind, and do not presently have redundant, multiple site capacity in the event of a natural disaster. In the event of such disaster, our business would suffer. Furthermore, we have customers throughout the Middle East and terrorist attacks, protests or other threats in this region may cause geopolitical instability, which may have an adverse impact on our business, results of operations and financial condition.

Compliance with regulations may impact sales to foreign customers.
Certain products and services that we offer require compliance with United States and other foreign country export and other regulations. Compliance with complex U.S. and other foreign country laws and regulations that apply to our international sales activities increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties. These laws and regulations include import and export requirements, the U.S. State Department International Traffic in Arms Regulations (ITAR) and U.S. and other foreign country laws such as the Foreign Corrupt Practices Act (FCPA), and local laws prohibiting corrupt

payments to governmental officials. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business and damage to our reputation. Although we have implemented policies and procedures designed to ensure compliance with these laws, there can be no assurance that our employees, contractors or agents will not violate our policies, or that our policies will be effective in preventing all potential violations. Any such violations could include prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Further, defending against claims of violations of these laws and regulations, even if we are successful, could be time-consuming, result in costly litigation, divert management's attention and resources and cause us to incur significant expenses.

Our business and operations could suffer in the event of security breaches.
Attempts by others to gain unauthorized access to information technology systems are becoming more sophisticated and are sometimes successful. These attempts, which might be related to industrial or other espionage, include covertly introducing malware to our computers and networks and impersonating authorized users, among others. We seek to detect and investigate all security incidents and to prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects. The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or otherwise adversely affect our business. To the extent that any security breach results in inappropriate disclosure of our customers' or licensees' confidential information, we may incur liability as a result. In addition, we may be required to devote additional resources to the security of our information technology systems.

Our financial and operating results may vary and may fall below analysts' estimates, which may cause the price of our common stock to decline.
Our operating results may fluctuate from quarter to quarter due to a variety of factors including, but not limited to:

- cyclical nature of the semiconductor equipment industry;
- timing and amount of orders from customers and shipments to customers;
- inability to recognize revenue due to accounting requirements;
- inventory writedowns;
- inability to deliver solutions as expected by our customers; and
- intangible and deferred tax asset writedowns.

Due to these factors or other unanticipated events, quarter-to-quarter comparisons of our operating results may not be reliable indicators of our future performance. In addition, from time to time our quarterly financial results may fall below the expectations of the securities and industry analysts who publish reports on our company or of investors in general. This could cause the market price of our stock to decline, perhaps significantly.

We have experienced significant volatility in our stock price.
A variety of factors may cause the price of our stock to be volatile. In recent years, the stock market in general, and the market for shares of high-technology companies in particular, including ours, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. During the last three years the price of our common stock has ranged from $7.96 to $17.35. The price of our stock may be more volatile than the stock of other companies due to, among other factors, the unpredictable and cyclical nature of the semiconductor industry, our significant customer concentration, intense competition in the test handler industry, our limited backlog and our relatively low daily stock trading volume. The market price of our common stock is likely to continue to fluctuate significantly in the future, including fluctuations related and unrelated to our performance.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Certain information concerning our principal properties at December 31, 2012, identified by business segment is set forth below:

Location	Approximate Sq. Footage	Ownership
Poway, California (1) (2) (3) (4)	338,000	Owned
Kolbermoor, Germany (1)	40,000	Owned
Malacca, Malaysia (1) (5)	77,000	Leased
Calamba City, Laguna, Philippines (1)	51,000	Leased
La Chaux-de-Fonds, Switzerland (1) (5)	34,000	Leased
Singapore (1)	24,000	Leased
Suzhou, China (1) (5)	6,000	Leased
Heidenrod – Kemel, Germany (3)	5,000	Leased

(1) Semiconductor equipment
(2) Video cameras
(3) Microwave Communications
(4) Cohu Corporate offices
(5) Locations were acquired on December 31, 2012 in conjunction with the purchase of Ismeca, see Note 2, "Subsequent Event", included in Part IV, Item 15(a) of this Form 10-K.

In addition to the locations listed above, we lease other properties primarily for sales and service offices in various locations. We believe our facilities are suitable for their respective uses and are adequate for our present needs.

Item 3. Legal Proceedings.

From time-to-time we are involved in various legal proceedings, examinations by various tax authorities and claims that have arisen in the ordinary course of our businesses. Although the outcome of such legal proceedings, claims and examinations cannot be predicted with certainty, we do not believe any such matters exist at this time that will have a material adverse effect on our financial position or results of our operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) Market Information

Cohu, Inc. stock is traded on the NASDAQ Global Select Market under the symbol "COHU". The following table sets forth the high and low sales prices as reported on the NASDAQ Global Select Market during the last two years.

	Fiscal 2012		Fiscal 2011	
	High	Low	High	Low
First Quarter	$ 14.16	$ 10.39	$ 17.35	$ 13.10
Second Quarter	$ 11.72	$ 8.69	$ 15.72	$ 11.94
Third Quarter	$ 10.80	$ 8.23	$ 13.65	$ 9.67
Fourth Quarter	$ 11.50	$ 7.96	$ 12.42	$ 8.99

Holders

At February 11, 2013, Cohu had 572 stockholders of record.

Dividends

We have paid consecutive quarterly dividends since 1977 and, as discussed below, expect to continue doing so. Cash dividends, per share, declared in 2012 and 2011 were as follows:

	Fiscal 2012	Fiscal 2011
First Quarter	$ 0.06	$ 0.06
Second Quarter	$ 0.06	$ 0.06
Third Quarter	$ 0.06	$ 0.06
Fourth Quarter	$ 0.06	$ 0.06
Total	$ 0.24	$ 0.24

We intend to continue to pay quarterly dividends subject to capital availability and periodic determinations by our Board of Directors that cash dividends are in the best interests of our stockholders. Our dividend policy may be affected by, among other items, our views on potential future capital requirements, including those related to research and development, investments and acquisitions, legal risks and stock repurchases.

Equity Compensation Plan Information

The following table summarizes information with respect to equity awards under Cohu's equity compensation plans at December 29, 2012 *(in thousands, except per share amounts)*:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (1)	Weighted average exercise price of outstanding options, warrants and rights (b) (2)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c) (3)
Equity compensation plans approved by security holders	3,857	$ 12.62	2,417
Equity compensation plans not approved by security holders	-	-	-
	3,857	$ 12.62	2,417

(1) Includes options, restricted stock units (RSUs) and performance stock units (PSUs) outstanding under Cohu's equity incentive plans, as no stock warrants or other rights were outstanding as of December 29, 2012.

(2) The weighted average exercise price of outstanding options, warrants and rights does not take RSUs and PSUs into account as RSUs and PSUs have a de minimus purchase price.

(3) Includes 485,542 shares of common stock reserved for future issuance under the Cohu 1997 Employee Stock Purchase Plan.

For further details regarding Cohu's equity compensation plans, see Note 5, "Employee Benefit Plans", included in Part IV, Item 15(a) of this Form 10-K.

Comparative Stock Performance Graph

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act except to the extent that Cohu specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The graph below compares the cumulative total stockholder return on the common stock of Cohu for the last five fiscal years with the cumulative total return on a Peer Group Index and a NASDAQ Market Index over the same period (assuming the investment of $100 in Cohu's common stock, Peer Group Index and NASDAQ Market Index on December 29, 2007 and reinvestment of all dividends). The Peer Group Index set forth on the Performance Graph is the Morningstar Semiconductor Equipment and Materials Index. The Morningstar Semiconductor Equipment and Materials Index is comprised of approximately 40 publicly-held semiconductor equipment and other related companies. Historical stock price performance is not necessarily indicative of future stock price performance.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG COHU INC., NASDAQ MARKET INDEX, SEMICONDUCTOR EQUIPMENT AND MATERIALS INDEX
$140
$120
$100
$80
$60
$40
$20
$0
12/29/2007
12/27/2008
12/26/2009
12/25/2010
12/31/2011
12/29/2012
Cohu, Inc.
NASDAQ Index
Semiconductor Equipment and Materials

	2007	2008	2009	2010	2011	2012
Cohu, Inc.	$ 100	$ 80	$ 94	$ 110	$ 80	$ 75
NASDAQ Index	$ 100	$ 58	$ 87	$ 102	$ 101	$ 117
Peer Group	$ 100	$ 42	$ 74	$ 82	$ 73	$ 89

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with Cohu's Consolidated Financial Statements and Notes thereto included in Part IV, Item 15(a) and with Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7. In December, 2008, we purchased Rasco. The results of Rasco's operations have been included in our consolidated financial statements since that date.

All amounts presented below exclude any impact from the acquisition of Ismeca, which was completed on December 31, 2012, subsequent to our current fiscal year end. See Note 2, "Subsequent Event", included in Part IV, Item 15(a) of this Form 10-K.

Years Ended, *(in thousands, except per share data)*	Dec. 29 2012	Dec. 31 2011 (1)	Dec. 25 2010	Dec. 26 2009	Dec. 27 2008
Consolidated Statement of Operations Data:					
Net sales	$ 221,162	$ 308,968	$ 322,667	$ 171,261	$ 199,659
Net income (loss) (2)	$ (12,243)	$ 15,719	$ 24,644	$ (28,168)	$ (5,443)
Net income (loss) per common share – basic	$ (0.50)	$ 0.65	$ 1.04	$ (1.20)	$ (0.23)
Net income (loss) per common share – diluted	$ (0.50)	$ 0.64	$ 1.02	$ (1.20)	$ (0.23)
Cash dividends per share, paid quarterly	$ 0.24	$ 0.24	$ 0.24	$ 0.24	$ 0.24
Consolidated Balance Sheet Data:					
Total consolidated assets	$ 334,873	$ 361,608	$ 366,043	$ 330,118	$ 344,169
Working Capital	$ 184,703	$ 191,945	$ 168,683	$ 139,597	$ 155,589

(1) The year ended December 31, 2011 consists of 53 weeks. All other years are comprised of 52 weeks.

(2) The year ended December 26, 2009 includes a charge of $19.6 million for an increase in the valuation allowance against our deferred tax assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

Cohu operates in three business segments. Our primary business is the development, manufacture, sale and servicing of test handling, burn-in, thermal sub-systems and MEMS test solutions for the global semiconductor industry through our wholly-owned subsidiaries, Delta Design, Inc., Rasco GmbH and Ismeca Semiconductor Holding SA, which was acquired on December 31, 2012. This business is significantly dependent on capital expenditures by semiconductor manufacturers and test subcontractors, which in turn is dependent on the current and anticipated market demand for semiconductors that is subject to cyclical trends. We expect that the semiconductor equipment industry will continue to be cyclical and volatile in part because consumer electronics, the principal end market for integrated circuits, is a highly dynamic industry and demand is difficult to accurately predict. Our other businesses produce mobile microwave communications equipment (Broadcast Microwave Services, Inc.) and video cameras and accessories (Cohu Electronics Division).

During 2012 orders for back-end semiconductor equipment, as reported by Semiconductor Equipment and Materials International (SEMI), trended downward during the second half of the year due to slowing semiconductor sales as a result of continued weak global macroeconomic conditions. Lower demand for semiconductors results in equipment utilization on our customers' test floors below the level requiring capacity expansion. Orders reported by our semiconductor equipment segment decreased 12% sequentially in the fourth quarter of 2012. Despite the currently weak macro-economic environment and near-term uncertainty, we continue to be optimistic about the long-term prospects for the semiconductor equipment industry due to expanding applications, growing integrated circuit content in consumer, industrial and automotive applications, and the projected adoption of high brightness LEDs for the general lighting market.

On December 31, 2012, subsequent to our fiscal year that ended December 29, 2012, we completed the acquisition of Ismeca, which designs, manufactures and sells turret-based test handling and back-end finishing equipment for integrated circuits, LEDs and discrete components. With the acquisition of Ismeca we expanded our served market and increased our market share in the semiconductor test handling market. The acquisition of Ismeca also expanded our portfolio of test handling solutions and provides us with an entry into the LED equipment market, which is forecasted to grow as LED technology is adopted for general lighting. This management's discussion and analysis of financial condition and results of operations excludes any impact from

Ismeca.

Our non-semiconductor equipment businesses comprised approximately 16% of our consolidated revenues during the three-year period ended December 29, 2012 and were approximately 19% for the year ended December 29, 2012. Our microwave communications equipment business develops, manufactures and sells mobile microwave communications equipment, antenna systems and associated equipment. These products are used in the transmission of video, audio, and telemetry. Applications for these microwave data-links include unmanned aerial vehicles ("UAVs"), public safety, security, surveillance, and electronic news gathering. Customers for these products are government agencies, public safety organizations, UAV program contractors, television broadcasters, and other commercial entities. Opportunities for our microwave communications equipment business continue to expand in the surveillance, UAV and law enforcement markets.

Our video camera segment develops, manufactures and sells a wide variety of video cameras and related products, specializing in video solutions for traffic control and management, security/surveillance, military, scientific imaging and machine vision. Customers for these products are distributed among corporate end-users, state and federal government agencies, original equipment manufacturers, system integrators and value-added resellers.

Application of Critical Accounting Estimates and Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience, forecasts and on various other assumptions that are believed to be reasonable under the circumstances, however actual results may differ from those estimates under different assumptions or conditions. The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our critical accounting estimates that we believe are the most important to an investor's understanding of our financial results and condition and require complex management judgment include:

- revenue recognition, including the deferral of revenue on sales to customers, which impacts our results of operations;
- estimation of valuation allowances and accrued liabilities, specifically product warranty, inventory reserves and allowance for bad debts, which impact gross margin or operating expenses;
- the recognition and measurement of current and deferred income tax assets and liabilities, unrecognized tax benefits and the valuation allowance on deferred tax assets, which impact our tax provision;
- the assessment of recoverability of long-lived assets including goodwill and other intangible assets, which primarily impacts gross margin or operating expenses if we are required to record impairments of assets or accelerate their depreciation; and
- the valuation and recognition of share-based compensation, which impacts gross margin, research and development expense, and selling, general and administrative expense.

Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other policies that we consider key accounting policies; however, these policies typically do not require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition: We generally recognize revenue upon shipment and title passage for established products (i.e., those that have previously satisfied customer acceptance requirements) that provide for full payment tied to shipment. Revenue for products that have not previously satisfied customer acceptance requirements or from sales where customer payment dates are not determinable is recognized upon customer acceptance. For arrangements containing multiple elements initiated prior to December 26, 2010, the first day of our fiscal 2011, the revenue relating to the undelivered elements is deferred at their estimated relative fair values until delivery of the deferred elements. For arrangements initiated or materially modified subsequent to December 26, 2010 containing multiple elements, the revenue relating to the undelivered elements is deferred using the relative selling price method utilizing estimated sales prices until delivery of the deferred elements.

We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations or subject to customer-specified return or adjustment.

Accounts Receivable: We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty: We provide for the estimated costs of product warranties in the period sales are recognized. Our warranty obligation estimates are affected by historical product shipment levels, product performance, and material and labor costs incurred in correcting product performance problems. Should product performance, material usage or labor repair costs differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory: The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires us to estimate the future demand for our products. The demand forecast is a direct input in the development of our short-term manufacturing plans. We record valuation reserves on our inventory for estimated excess and obsolete inventory and lower of cost or market concerns equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future product demand, market conditions and product selling prices. If future product demand, market conditions or product selling prices are less than those projected by management or if continued modifications to products are required to meet specifications or other customer requirements, increases to inventory reserves may be required, which would have a negative impact on our gross margin.

Income Taxes: We estimate our liability for income taxes based on the various jurisdictions where we conduct business. This requires us to estimate our (i) current taxes; (ii) temporary differences that result from differing treatment of certain items for tax and accounting purposes and (iii) unrecognized tax benefits. Temporary differences result in deferred tax assets and liabilities that are reflected in the consolidated balance sheet. The deferred tax assets are reduced by a valuation allowance if, based upon all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Establishing, reducing or increasing a valuation allowance in an accounting period generally results in an increase or decrease in tax expense in the statement of operations. We must make significant judgments to determine the provision for income taxes, deferred tax assets and liabilities, unrecognized tax benefits and any valuation allowance to be recorded against deferred tax assets. Our gross deferred tax asset balance as of December 29, 2012 was approximately $30.4 million, with a valuation allowance of approximately $24.9 million. Our deferred tax assets consist primarily of reserves and accruals that are not yet deductible for tax and tax credit and net operating loss carryforwards.

Goodwill, Purchased Intangible Assets and Other Long-lived Assets: We evaluate goodwill for impairment annually and when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimated the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on customer forecasts, industry trade organization data and general economic conditions.

We conduct our annual impairment test as of October 1st of each year, and have determined there is no impairment as of October 1, 2012. Other events and changes in circumstances may also require goodwill to be tested for impairment between annual measurement dates. While a decline in stock price and market capitalization is not specifically cited as a goodwill impairment indicator, a company's stock price and market capitalization should be considered in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Additionally, a significant decline in a company's stock price may suggest that an adverse change in the business climate may have caused the fair value of one or more reporting units to fall below their carrying value. The financial and credit market volatility directly impacts our fair value measurement through our stock price that we use to determine our market capitalization. During times of volatility, significant judgment must be applied to determine whether credit or stock price changes are a short-term swing or a longer-term trend. As of December 29, 2012 we do not believe there have been any events or circumstances that would require us to perform an interim goodwill impairment review, however, a sustained decline in Cohu's market capitalization below its book value could lead us to determine, in a future period, that an interim goodwill impairment review is required and may result in an impairment charge, which would have a negative impact on our results of operations.

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. For long-lived assets, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value.

Contingencies: We are subject to certain contingencies that arise in the ordinary course of our businesses which require us to assess the likelihood that future events will confirm the existence of a loss or an impairment of an asset. If a loss or asset impairment is probable and the amount of the loss or impairment is reasonably estimable, we accrue a charge to operations in the period such conditions become known.

Share-based Compensation: Share-based compensation expense related to stock options is recorded based on the fair value of the award on its grant date, which we estimate using the Black-Scholes valuation model. Share-based compensation expense related to restricted stock unit awards is calculated based on the market price of our common stock on the grant date, reduced by the present value of dividends expected to be paid on our common stock prior to vesting of the restricted stock unit.

Recent Accounting Pronouncements

For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see Note 1, "Recent Accounting Pronouncements" in Part IV, Item 15(a) of this Form 10-K.

RESULTS OF OPERATIONS

The following table summarizes certain operating data from continuing operations as a percentage of net sales in each of the last three years.

	2012	2011	2010
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	(69.3)	(67.6)	(65.9)
Gross margin	30.7	32.4	34.1
Research and development	(16.4)	(11.7)	(11.2)
Selling, general and administrative	(20.7)	(15.1)	(13.7)
Income (loss) from operations	(6.4)%	5.6 %	9.2 %

2012 Compared to 2011

Net Sales

During 2012, our consolidated net sales were approximately $221.2 million, a decrease of 28.4% from the prior year. Sales of semiconductor equipment decreased 31.2% from $260.6 million to $179.4 million and accounted for 81.1% of consolidated net sales in 2012 versus 84.4% in 2011. Sales of our semiconductor equipment segment decreased in 2012 compared to the corresponding prior year period due to continued global macro-economic weakness and political uncertainty which has resulted in reduced demand for semiconductors. This, in turn, resulted in higher inventory of integrated circuits leading many customers to operate at equipment utilization levels that do not require purchases of new systems.

Sales of microwave communications equipment accounted for approximately $26.9 million or 12.2% of consolidated net sales in 2012 and decreased 10.4% when compared to 2011. The decrease in business volume within our microwave equipment segment during 2012 resulted from customer order delays for equipment to be used in government agency related security and surveillance infrastructure projects.

Sales of video cameras accounted for 6.7% of consolidated net sales in 2012 and decreased $3.5 million or 19.1% when compared to 2011. The decrease in business volume within our video camera segment during 2012 resulted primarily from delays in obtaining customer orders for equipment to be used in traffic related public infrastructure projects.

Gross Margin

Gross margin consists of net sales less cost of sales. Cost of sales consists primarily of the cost of materials, assembly and test labor and overhead from operations. Our gross margin can fluctuate due to a number of factors, including, but not limited to, the mix of products sold, product support costs, inventory reserve adjustments and utilization of manufacturing capacity. Our gross margin, as a percentage of net sales, decreased to 30.7% in 2012 from 32.4% in 2011, due to unfavorable product mix, increased inventory reserve charges and lower sales volume.

Our gross margin has been impacted by charges to cost of sales related to excess, obsolete and lower of cost or market inventory issues. We compute the majority of our excess and obsolete inventory reserve requirements using a one-year inventory usage forecast. During 2012 and 2011, we recorded net charges to cost of sales of approximately $8.9 million and $5.8 million, respectively, for excess and obsolete inventory. While we believe our reserves for excess and obsolete inventory and lower of cost or market concerns are adequate to cover known exposures at December 29, 2012, reductions in customer forecasts or continued modifications to products, as a result of our failure to meet specifications or other customer requirements, may result in additional charges to operations that could negatively impact our gross margin in future periods.

Research and Development Expense ("R&D Expense")

R&D expense consists primarily of salaries and related costs of employees engaged in ongoing research, product design and development activities, costs of engineering materials and supplies and professional consulting expenses. During both 2012 and 2011 R&D expense was $36.2 million and represented 16.4% of net sales in 2012 compared to 11.7% in 2011.

Selling, General and Administrative Expense ("SG&A Expense)

SG&A expense consists primarily of salaries and benefit costs of employees, commission expense for independent sales representatives, product promotion and costs of professional services. SG&A expense as a percentage of net sales increased to 20.7% in 2012, from 15.1% in 2011, decreasing in absolute dollars from $46.6 million in 2011 to $45.9 million in 2012 due to a decrease in variable selling expenses as a result of lower business volume across our business segments. Additionally, during 2012 we incurred approximately $2.3 million in costs associated with the acquisition of Ismeca.

Interest and other, net

Interest and other, net was approximately $1.0 million and $0.4 million in 2012 and 2011, respectively. Interest and other income in 2012 includes a gain on the sale of a facility totaling $0.7 million related to our metal detection equipment segment, which was divested in 2006.

Income Taxes

The provision (credit) for income taxes expressed as a percentage of pre-tax income or loss was (6.7%) in 2012 and 11.6% in 2011. The provision (credit) for income taxes for the years ended December 29, 2012 and December 31, 2011 differs from the U.S. federal statutory rate primarily due to changes in the valuation allowance on our deferred tax assets, foreign income taxed at different rates and other factors.

Companies are required to assess whether a valuation allowance should be recorded against their deferred tax assets ("DTAs") based on the consideration of all available evidence, using a "more likely than not" realization standard. The four sources of taxable income that must be considered in determining whether DTAs will be realized are, (1) future reversals of existing taxable temporary differences (i.e. offset of gross deferred tax assets against gross deferred tax liabilities); (2) taxable income in prior carryback years, if carryback is permitted under the tax law; (3) tax planning strategies and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

In assessing whether a valuation allowance is required, significant weight is to be given to evidence that can be objectively verified. We have evaluated our DTAs each reporting period, including an assessment of our cumulative income or loss over the prior three-year period and future periods, to determine if a valuation allowance was required. A significant negative factor in our assessment was Cohu's three-year cumulative U.S. loss history at the end of the 2009 and 2010 fiscal year periods.

After a review of the four sources of taxable income described above and in view of our three-year cumulative U.S. loss, we recorded an increase in our valuation allowance on U.S. DTAs, with a corresponding charge to our income tax provision, of approximately $19.6 million in the second quarter of fiscal 2009.

Notwithstanding our 36-month domestic, cumulative GAAP pretax income of approximately $5.0 million at the end of 2012, with (i) our operating loss in 2012, (ii) weak business conditions in our primary business segment and (iii) our significant gross deferred tax assets we were unable to conclude at December 29, 2012 that it was "more likely than not" that our DTAs would be realized and will only reverse the valuation allowance and reinstate DTAs to the extent we accrue taxes on future income. We will evaluate the realizability of our DTAs at the end of each quarterly reporting period in 2013 and should circumstances change it is possible the remaining valuation allowance, or a portion thereof, will be reversed during 2013.

Our valuation allowance on DTAs at December 29, 2012 and December 31, 2011 was approximately $24.9 million and $22.4 million, respectively. The remaining gross DTAs for which a valuation allowance was not recorded are realizable through future reversals of existing taxable temporary differences or loss carryback. As the realization of DTAs is determined by tax jurisdiction, the significant deferred tax liability recorded as part of the 2008 acquisition of Rasco, a German corporation, was not a source of taxable income in assessing the realization of our DTAs in the U.S.

The American Taxpayer Relief Act of 2012, which reinstated the United States federal research and development tax credit retroactively from January 1, 2012 through December 31, 2012, was not enacted into law until the first quarter of 2013. Therefore, the expected tax benefit, if any, resulting from such reinstatement for fiscal 2012 will not be reflected in the Company's income tax provision until 2013.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate and further explanation of our provision for income taxes, see Note 6, "Income Taxes", included in Part IV, Item 15(a) of this Form 10-K, which is incorporated herein by reference.

As a result of the factors set forth above, our net loss was $12.2 million in 2012, compared to net income of $15.7 million in 2011.

2011 Compared to 2010

Net Sales

During 2011, our consolidated net sales were approximately $309.0 million, a decrease of 4.2% from the prior year. Sales of semiconductor equipment decreased 4.7% from $273.6 million to $260.6 million and accounted for 84.4% of consolidated net sales in 2011 versus 84.8% in 2010. During 2011, sales of our semiconductor equipment business were impacted by excess semiconductor inventory, manufacturing overcapacity and slowing semiconductor demand due to continued economic weakness that resulted in lower equipment utilization and reduced orders during the second half of the year. Conversely, in 2010 our sales of semiconductor equipment benefitted from high rates of equipment utilization which required our customers to invest in additional capacity. Our sales in 2010 also benefitted from market share gains and capacity additions on new test floors.

Sales of microwave communications equipment accounted for approximately $30.0 million or 9.7% of consolidated net sales in 2011 and decreased 5.5% when compared to 2010. The sales decrease during 2011 was due to lower sales of antenna systems to customers in the government surveillance market resulting primarily from a delay in the receipt of certain customer orders that were delayed to fiscal 2012.

Sales of video cameras accounted for 5.9% of consolidated net sales in 2011 and increased $1.0 million or 5.5% when compared to 2010. The increase in 2011 sales resulted from increased demand for high definition traffic monitoring products.

Gross Margin

Our gross margin, as a percentage of net sales, decreased to 32.4% in 2011 from 34.1% in 2010, due to unfavorable product mix and lower sales volume. Our gross margin has been impacted by charges to cost of sales related to excess, obsolete and lower of cost or market inventory issues. During 2011 and 2010, we recorded net charges to cost of sales of approximately $5.8 million and $1.7 million, respectively, for excess and obsolete inventory

R&D Expense

During both 2011 and 2010 R&D expense was $36.2 million and represented 11.7% of net sales in 2011 compared to 11.2% in 2010.

SG&A Expense

SG&A expense as a percentage of net sales increased to 15.1% in 2011, from 13.7% in 2010, increasing to $46.6 million in 2011 from $44.1 million in 2010 due primarily to higher labor costs across our business segments.

Interest and other, net

Interest and other, net was approximately $0.4 million and $0.6 million in 2011 and 2010, respectively. Our interest income was lower in 2011 due to lower interest rates.

Income Taxes

The provision for income taxes expressed as a percentage of pre-tax income or loss was 11.6% in 2011 and 18.5% in 2010. The provision for income taxes for the years ended December 31, 2011 and December 25, 2010 differs from the U.S. federal statutory rate primarily due to decreases in the valuation allowance on our deferred tax assets, foreign income taxed at different rates and other factors.

As a result of the factors set forth above, our net income was $15.7 million in 2011, compared to net income of $24.6 million in 2010.

LIQUIDITY AND CAPITAL RESOURCES

Our business is dependent on capital expenditures by semiconductor manufacturers and test subcontractors that are, in turn, dependent on the current and anticipated market demand for semiconductors. The cyclical and volatile nature of demand for semiconductor equipment, our primary industry, makes estimates of future revenues, results of operations and net cash flows difficult.

Our primary historical source of liquidity and capital resources has been cash flow generated by our operations and we manage our businesses to maximize operating cash flows as our primary source of liquidity. We use cash to fund growth in our operating assets and to fund new products and product enhancements primarily through research and development. As of December 29, 2012, $85.1 million of our cash and cash equivalents was held by our foreign subsidiaries, of which, $54.5 million, excluding cash acquired, was used on December 31, 2012 for the acquisition of Ismeca. See Note 2, "Subsequent Event", included in Part IV, Item 15(a) of this Form 10-K. If these funds are needed for our operations in the U.S., we may be required to accrue and pay U.S. taxes or foreign withholding taxes if we repatriate these funds. Our intent is to indefinitely reinvest these funds in our foreign operations and we have no current plans that would require us to repatriate these funds to the U.S.

Liquidity

Working Capital: The following summarizes our cash, cash equivalents, short-term investments and working capital at December 29, 2012 and December 31, 2011:

(in thousands)	2012	2011	Increase (Decrease)	Percentage Change
Cash, cash equivalents and short-term investments	$ 110,229	$ 105,002	$ 5,227	5 %
Working capital	$ 184,703	$ 191,945	$ (7,242)	(4)%

The working capital amounts presented above excludes the impact of the acquisition of Ismeca on December 31, 2012.

Cash Flows

Operating Activities: Cash generated from operating activities consists of net income or loss, adjusted for non-cash expenses and changes in operating assets and liabilities. Non-cash items include depreciation and amortization, share-based compensation expense and deferred income taxes. Our net cash flows provided from operating activities in 2012 totaled $13.2 million compared to $12.2 million in 2011. The increase in cash provided by operating activities was a result of improved inventory and supply chain management in our semiconductor equipment segment and the collection of customer receivables coupled with decreased business volume across our segments. Cash provided by operating activities was impacted by changes in current assets and liabilities and included decreases in: accounts receivable of $5.0 million; inventory of $19.9 million; accounts payable of $5.5 million and accrued compensation, warranty and other liabilities of $6.5 million. The decreases in accounts receivable and inventory were due to lower business volume and improved inventory and supply chain management in our semiconductor equipment segment. The decrease in accounts payable was a result of lower business volume and the timing of cash payments. The decrease in accrued compensation, warranty and other liabilities was due to decreased business volume and improvements in equipment reliability primarily within our semiconductor equipment segment.

Investing Activities: Investing cash flows consist primarily of cash used for capital expenditures in support of our businesses, proceeds from investment maturities and cash used for purchases of investments and business acquisitions. Our net cash used for investing activities in 2012 totaled $41.2 million and was primarily the result of $84.8 million in net proceeds from sales and maturities of short-term investments, offset by $40.5 million in cash used for purchases of short-term investments. We invest our excess cash, in an attempt to seek the highest available return while preserving capital, in short-term investments since excess cash is only temporarily available and may be required for a business-related purpose. Other expenditures in 2012 included purchases of property, plant and equipment of $3.3 million. The purchases of property, plant and equipment were primarily made to support activities in our semiconductor equipment and microwave communications equipment businesses.

Financing Activities: Cash provided by financing activities consisted of net proceeds from the issuance of common stock under our equity incentive and employee stock purchase plans, which totaled $1.6 million during 2012. We issue stock options and maintain an employee stock purchase plan as components of our overall employee compensation. Cash used in financing activities consisted of amounts distributed to our stockholders in the form of cash dividends. We paid dividends totaling $7.3 million, or $0.30 per common share, during 2012. On January 30, 2013, we announced a cash dividend of $0.06 per share on our common stock, payable on, April 19, 2013 to stockholders of record as of March 5, 2013. We intend to continue to pay quarterly dividends subject to capital availability and periodic determinations by our Board of Directors that cash dividends are in the best interests of our stockholders.

Capital Resources

We have a secured letter of credit facility (the "Secured Facility") under which Bank of America, N.A., has agreed to administer the issuance of letters of credit on behalf of Cohu and our subsidiaries. The Secured Facility requires us to maintain deposits of cash or other approved investments, which serve as collateral, in amounts that approximate our outstanding standby letters of credit. As of December 29, 2012, we had approximately $0.6 million of standby letters of credit outstanding.

We expect that we will continue to make capital expenditures to support our business and we anticipate that present working capital will be sufficient to meet our operating requirements for at least the next twelve months.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 29, 2012, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our balance sheet as current liabilities at December 29, 2012 as well as contractual obligations related to the December 31, 2012 Ismeca acquisition. Amounts excluded include our liability for unrecognized tax benefits that totaled approximately $6.1 million at December 29, 2012. We are currently unable to provide a reasonably reliable estimate of the amount or period(s) the cash settlement of this liability may occur.

(in thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Non-cancelable operating leases	$ 993	$ 596	$ 72	$ -	$ -	$ -	$ 1,661

Commitments to contract manufacturers and suppliers. From time to time, we enter into commitments with our suppliers to purchase inventory and contract manufacturers to provide manufacturing services for our products at fixed prices or in guaranteed quantities. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually allow us the option to reschedule or adjust our requirements based on our business needs. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. We typically do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements for the next six to twelve months.

Off-Balance Sheet Arrangements. During the ordinary course of business, we provide standby letters of credit instruments to certain parties as required. As of December 29, 2012, the maximum potential amount of future payments that we could be required to make under these standby letters of credit was approximately $0.6 million. No liability has been recorded in connection with these arrangements beyond those required to appropriately account for the underlying transaction being guaranteed. Based on historical experience and information currently available, we do not believe it is probable that any amounts will be required to be paid under these arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Investment and Interest Rate Risk.
At December 29, 2012, our investment portfolio included short-term, fixed-income investment securities with a fair value of approximately $7.4 million. These securities are subject to interest rate risk and will likely decline in value if interest rates increase. Our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. As we classify our short-term securities as available-for-sale, no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary. Due to the relatively short duration of our investment portfolio, an immediate ten percent change in interest rates would have no material impact on our financial condition or results of operations.

We evaluate our investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and our ability and intent to hold the investment for a period of time sufficient for anticipated recovery of market value.

Foreign Currency Exchange Risk.
We conduct business on a global basis in a number of major international currencies. As such, we are exposed to adverse as well as beneficial movements in foreign currency exchange rates. The majority of our sales are denominated in U.S. dollars except for certain of our revenues that are denominated in Euros. Certain expenses incurred by our non-U.S. operations, such as employee payroll and benefits as well as some raw materials purchases and other expenses are denominated and paid in local currency.

We considered a hypothetical ten percent adverse movement in foreign exchange rates to the underlying exposures described above and believe that these hypothetical market movements would not have a material effect on our consolidated financial position, results of operations or cash flows.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item is included in Part IV, Item 15(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures - Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 29, 2012, the end of the period covered by this annual report.

Management's Annual Report on Internal Control Over Financial Reporting - Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 29, 2012.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of December 29, 2012, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cohu, Inc.

We have audited Cohu, Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cohu, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cohu, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cohu, Inc. as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2012 of Cohu, Inc. and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Diego, California
February 28, 2013

Changes in Internal Control Over Financial Reporting - There have been no changes in our internal control over financial reporting that occurred during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information under the heading "Executive Officers of the Registrant" in Part I, Item 1 of this Form 10-K is incorporated by reference in this section.

The other information required by this item is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission ("SEC") within 120 days after the close of fiscal 2012.

Code of Business Conduct and Code of Ethics
Cohu has adopted a code of business conduct and ethics for directors, officers and employees. The code is available on the Investor Relations section of our website at www.cohu.com.

We intend to make all required disclosures concerning any amendments to, or waivers from, our code of ethics on our website.

Corporate Governance Guidelines and Certain Committee Charters
Cohu has adopted Corporate Governance Guidelines as well as charters for its Audit, Compensation and Nominating and Governance Committees. These documents are available on the Investor Relations section of our website at www.cohu.com.

The information on our website is not incorporated by reference in or considered to be a part of this Annual Report on Form 10-K.

Item 11. Executive Compensation.

Information regarding Executive Compensation is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2012.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding Certain Relationships and Related Transactions, and Director Independence is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2012.

Item 14. Principal Accounting Fees and Services.

Information regarding the Principal Accounting Fees and Services is hereby incorporated by reference to the Company's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2012.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

(1) Financial Statements

The following Consolidated Financial Statements of Cohu, Inc., including the report thereon of Ernst & Young LLP, are included in this Annual Report on Form 10-K beginning on page 31:

(2) Financial Statement Schedule

All other financial statement schedules have been omitted because the required information is not applicable or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

(3) Exhibits

The exhibits listed under Item 15(b) hereof are filed with, or incorporated by reference into, this Annual Report on Form 10-K.

COHU, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)

	December 29, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 102,808	$ 53,262
Short-term investments	7,421	51,740
Accounts receivable, net	36,986	41,922
Inventories:		
Raw materials and purchased parts	37,140	47,186
Work in process	14,958	15,504
Finished goods	10,234	19,999
	62,332	82,689
Deferred income taxes	4,746	6,646
Other current assets	6,790	7,557
Total current assets	221,083	243,816
Property, plant and equipment, at cost:		
Land and land improvements	12,106	12,002
Buildings and building improvements	31,209	31,190
Machinery and equipment	40,108	38,007
	83,423	81,199
Less accumulated depreciation and amortization	(47,959)	(44,218)
Net property, plant and equipment	35,464	36,981
Goodwill	58,756	58,060
Intangible assets, net	18,977	21,828
Other assets	593	923
	$ 334,873	$ 361,608
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 13,217	$ 18,625
Accrued compensation and benefits	10,271	12,652
Accrued warranty	4,692	6,801
Deferred profit	2,139	2,821
Income taxes payable	1,109	2,518
Other accrued liabilities	4,952	8,454
Total current liabilities	36,380	51,871
Other accrued liabilities	5,847	5,964
Deferred income taxes	11,747	12,742
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $1 par value; 1,000 shares authorized, none issued	-	-
Common stock, $1 par value; 60,000 shares authorized, 24,632 shares issued and outstanding in 2012 and 24,330 shares in 2011	24,632	24,330
Paid-in capital	83,547	77,658
Retained earnings	170,937	189,055
Accumulated other comprehensive income (loss)	1,783	(12)
Total stockholders' equity	280,899	291,031
	$ 334,873	$ 361,608

The accompanying notes are an integral part of these statements.

COHU, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years ended		
	December 29, 2012	December 31, 2011	December 25, 2010
Net sales	$ 221,162	$ 308,968	$ 322,667
Cost and expenses:			
Cost of sales	153,184	208,839	212,672
Research and development	36,171	36,230	36,201
Selling, general and administrative	45,891	46,563	44,117
	235,246	291,632	292,990
Income (loss) from operations	(14,084)	17,336	29,677
Interest and other income	967	442	561
Income (loss) before income taxes	(13,117)	17,778	30,238
Income tax provision (benefit)	(874)	2,059	5,594
Net income (loss)	$ (12,243)	$ 15,719	$ 24,644
Income (loss) per share:			
Basic	$ (0.50)	$ 0.65	$ 1.04
Diluted	$ (0.50)	$ 0.64	$ 1.02
Weighted average shares used in computing income (loss) per share:			
Basic	24,459	24,134	23,732
Diluted	24,459	24,501	24,097

The accompanying notes are an integral part of these statements.

COHU, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years ended		
	December 29, 2012	December 31, 2011	December 25, 2010
Net income (loss)	$ (12,243)	$ 15,719	$ 24,644
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	1,689	(1,076)	(7,270)
Adjustments related to postretirement benefits	122	1,267	(1,506)
Change in unrealized gain/loss on investments	(16)	(6)	(83)
Other comprehensive income (loss), net of tax	1,795	185	(8,859)
Comprehensive income (loss)	$ (10,448)	$ 15,904	$ 15,785

The accompanying notes are an integral part of these statements.

COHU, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except par value and per share amounts)

	Common stock $1 par value	Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 26, 2009	$ 23,547	$ 64,847	$ 160,193	$ 8,662	$ 257,249
Net income	-	-	24,644	-	24,644
Changes in cumulative translation adjustment	-	-	-	(7,270)	(7,270)
Adjustments related to postretirement benefits, net of income taxes	-	-	-	(1,506)	(1,506)
Changes in unrealized gains and losses on investments, net of income taxes	-	-	-	(83)	(83)
Cash dividends - $0.24 per share	-	-	(5,703)	-	(5,703)
Exercise of stock options	263	2,606	-	-	2,869
Shares issued under employee stock purchase plan	112	1,101	-	-	1,213
Shares issued for restricted stock units vested	101	(101)	-	-	-
Repurchase and retirement of stock	(34)	(431)	-	-	(465)
Share-based compensation expense	-	3,543	-	-	3,543
Tax benefit from equity awards	-	234	-	-	234
Balance at December 25, 2010	23,989	71,799	179,134	(197)	274,725
Net income	-	-	15,719	-	15,719
Changes in cumulative translation adjustment	-	-	-	(1,076)	(1,076)
Adjustments related to postretirement benefits, net of income taxes	-	-	-	1,267	1,267
Changes in unrealized gains and losses on investments, net of income taxes	-	-	-	(6)	(6)
Cash dividends - $0.24 per share	-	-	(5,798)	-	(5,798)
Exercise of stock options	123	988	-	-	1,111
Shares issued under employee stock purchase plan	120	1,142	-	-	1,262
Shares issued for restricted stock units vested	139	(139)	-	-	-
Repurchase and retirement of stock	(41)	(421)	-	-	(462)
Share-based compensation expense	-	4,287	-	-	4,287
Tax benefit from equity awards	-	2	-	-	2
Balance at December 31, 2011	24,330	77,658	189,055	(12)	291,031
Net loss	-	-	(12,243)	-	(12,243)
Changes in cumulative translation adjustment	-	-	-	1,689	1,689
Adjustments related to postretirement benefits, net of income taxes	-	-	-	122	122
Changes in unrealized gains and losses on investments, net of income taxes	-	-	-	(16)	(16)
Cash dividends - $0.24 per share	-	-	(5,875)	-	(5,875)
Exercise of stock options	73	536	-	-	609
Shares issued under employee stock purchase plan	152	1,100	-	-	1,252
Shares issued for restricted stock units vested	108	(108)	-	-	-
Repurchase and retirement of stock	(31)	(260)	-	-	(291)
Share-based compensation expense	-	4,621	-	-	4,621
Balance at December 29, 2012	$ 24,632	$ 83,547	$ 170,937	$ 1,783	$ 280,899

The accompanying notes are an integral part of these statements.

COHU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended		
	December 29, 2012	December 31, 2011	December 25, 2010
Cash flows from operating activities:			
Net income (loss)	$ (12,243)	$ 15,719	$ 24,644
Adjustments to reconcile net income (loss) to net cash provided from operating activities:			
Depreciation and amortization	9,403	10,067	10,988
Share-based compensation expense	4,621	4,287	3,543
Gain on sale of facility	(677)	-	-
Deferred income taxes	581	(1,676)	(1,971)
Accrued retiree benefits	(91)	381	(222)
Excess tax benefit from stock options exercised	-	(2)	(234)
Changes in current assets and liabilities, excluding effects from acquisitions:			
Accounts receivable	4,979	24,877	(23,434)
Inventories	19,897	(20,865)	(13,866)
Accounts payable	(5,458)	427	(4,402)
Other current assets	978	(1,549)	2,958
Income taxes payable, including excess stock option exercise benefits	(1,667)	(6,462)	7,334
Deferred profit	(682)	(12,013)	9,512
Accrued compensation, warranty and other liabilities	(6,472)	(953)	4,665
Net cash provided from operating activities	13,169	12,238	19,515
Cash flows from investing activities, excluding effects from acquisitions:			
Sales and maturities of short-term investments	84,780	75,657	46,979
Purchases of short-term investments	(40,461)	(75,128)	(52,491)
Purchases of property, plant and equipment	(3,267)	(1,413)	(4,579)
Cash received from facility sale	1,080	-	-
Cash paid for Duma Video, Inc.	(900)	-	-
Other assets	(66)	78	314
Net cash provided from (used for) investing activities	41,166	(806)	(9,777)
Cash flows from financing activities:			
Cash dividends paid	(7,333)	(5,777)	(5,679)
Issuance of stock, net	1,570	1,911	3,617
Excess tax benefit from stock options exercised	-	2	234
Net cash used for financing activities	(5,763)	(3,864)	(1,828)
Effect of exchange rate changes on cash and cash equivalents	974	(227)	(236)
Net increase in cash and cash equivalents	49,546	7,341	7,674
Cash and cash equivalents at beginning of year	53,262	45,921	38,247
Cash and cash equivalents at end of year	$ 102,808	$ 53,262	$ 45,921
Supplemental disclosure of cash flow information:			
Cash paid (refunded) during the year for:			
Income taxes	$ 711	$ 10,203	$ (2,138)
Inventory capitalized as capital assets	$ 567	$ 1,380	$ 2,990
Dividends declared but not yet paid	$ -	$ 1,455	$ 1,434

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

Basis of Presentation – Cohu, Inc. ("Cohu", "we", "our" and "us"), through our wholly owned subsidiaries, is a provider of semiconductor test equipment, microwave communication systems and video cameras. Our Consolidated Financial Statements include the accounts of Cohu and our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Our fiscal years are based on a 52- or 53-week period ending on the last Saturday in December. Our fiscal years ended on December 29, 2012 and December 25, 2010 each consisted of 52 weeks and our fiscal year ended December 31, 2011 consisted of 53 weeks.

Certain prior year balances related to comprehensive income and customer advances have been reclassified to conform to the current year's presentation. Such reclassifications did not affect total revenues, operating income or net income.

Risks and Uncertainties – We are subject to a number of risks and uncertainties that may significantly impact our future operating results. These risks and uncertainties are discussed under Part I, Item 1A. "Risk Factors" included in this Annual Report on Form 10-K. Understanding these risks and uncertainties is integral to the review of our consolidated financial statements.

Income (Loss) Per Share – Basic income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the reporting period. Diluted income per share includes the dilutive effect of common shares potentially issuable upon the exercise of stock options, vesting of outstanding restricted stock units and issuance of stock under our employee stock purchase plan using the treasury stock method. In loss periods, potentially dilutive securities are excluded from the per share computations due to their anti-dilutive effect. For purposes of computing diluted income per share, stock options with exercise prices that exceed the average fair market value of our common stock for the period are excluded. For the years ended December 31, 2011 and December 25, 2010 approximately 1,956,000 and 1,724,000 shares of our common stock were excluded from the computation, respectively.

The following table reconciles the denominators used in computing basic and diluted income (loss) per share:

(in thousands)	2012	2011	2010
Weighted average common shares outstanding	24,459	24,134	23,732
Effect of dilutive stock options and restricted stock units	-	367	365
	24,459	24,501	24,097

Cash, Cash Equivalents and Short-term Investments – Highly liquid investments with insignificant interest rate risk and original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months are classified as short-term investments. All of our short-term investments are classified as available-for-sale and are reported at fair value, with any unrealized gains and losses, net of tax, recorded in the statement of comprehensive income (loss). We manage our cash equivalents and short-term investments as a single portfolio of highly marketable securities. We have the ability and intent, if necessary, to liquidate any of our investments in order to meet the liquidity needs of our current operations during the next 12 months. Accordingly, investments with contractual maturities greater than one year from December 29, 2012 have been classified as current assets in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments – The carrying amounts of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses, approximate fair value due to the short maturities of these financial instruments.

Concentration of Credit Risk – Financial instruments that potentially subject us to significant credit risk consist principally of cash equivalents, short-term investments and trade accounts receivable. We invest in a variety of financial instruments and, by policy, limit the amount of credit exposure with any one issuer.

Trade accounts receivable are presented net of allowance for doubtful accounts of $0.3 million at December 29, 2012 and $0.5 million at December 31, 2011. Our customers include semiconductor manufacturers and semiconductor test subcontractors and other customers located throughout many areas of the world. While we believe that our allowance for doubtful accounts is adequate and represents our best estimate of potential loss exposure at December 29, 2012, we will continue to monitor customer liquidity and other economic conditions, which may result in changes to our estimates regarding collectability.

Inventories – Inventories are stated at the lower of cost, determined on a current average or first-in, first-out basis, or market. Cost includes labor, material and overhead costs. Determining market value of inventories involves numerous estimates and judgments including projecting average selling prices and sales volumes for future periods and costs to complete and dispose of inventory. As a result of these analyses, we record a charge to cost of sales in advance of the period when the inventory is sold when market values are below our costs. Charges to cost of sales for excess and obsolete inventories aggregated $8.9 million, $5.8 million, and $1.7 million in 2012, 2011 and 2010, respectively.

Property, Plant and Equipment – Depreciation and amortization of property, plant and equipment is calculated principally on the straight-line method based on estimated useful lives of thirty to forty years for buildings, five to fifteen years for building improvements and three to ten years for machinery, equipment and software.

Goodwill, Purchased Intangible Assets and Other Long-lived Assets – We evaluate goodwill for impairment annually and when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimated the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on customer forecasts, industry trade organization data and general economic conditions.

We conduct our annual impairment test as of October 1st of each year, and have determined there is no impairment as of October 1, 2012. Other events and changes in circumstances may also require goodwill to be tested for impairment between annual measurement dates. While a decline in stock price and market capitalization is not specifically cited as a goodwill impairment indicator, a company's stock price and market capitalization should be considered in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Additionally, a significant decline in a company's stock price may suggest that an adverse change in the business climate may have caused the fair value of one or more reporting units to fall below their carrying value. The financial and credit market volatility directly impacts our fair value measurement through our stock price that we use to determine our market capitalization. During times of volatility, significant judgment must be applied to determine whether credit or stock price changes are a short-term swing or a longer-term trend. As of December 29, 2012 we do not believe there have been any events or circumstances that would require us to perform an interim goodwill impairment review, however, a sustained decline in Cohu's market capitalization below its book value could lead us to determine, in a future period, that an interim goodwill impairment review is required and may result in an impairment charge, which would have a negative impact on our results of operations.

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. For long-lived assets, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value.

Product Warranty – Product warranty costs are accrued in the period sales are recognized. Our products are generally sold with standard warranty periods, which differ by product, ranging from 12- to 36-months. Parts and labor are typically covered under the terms of the warranty agreement. Our warranty expense accruals are based on historical and estimated costs by product and configuration. From time-to-time we offer customers extended warranties beyond the standard warranty period. In those situations the revenue relating to the extended warranty is deferred at its estimated fair value and recognized on a straight-line basis over the contract period. Costs associated with our extended warranty contracts are expensed as incurred.

Income Taxes – We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest has also been recognized and recorded, net of federal and state tax benefits, in income tax expense.

Contingencies and Litigation – We assess the probability of adverse judgments in connection with current and threatened litigation. We would accrue the cost of an adverse judgment if, in our estimation, the adverse outcome is probable and we can reasonably estimate the ultimate cost.

Revenue Recognition – Our net sales are derived from the sale of products and services and are adjusted for estimated returns and allowances, which historically have been insignificant. We recognize revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Title and risk of loss generally pass to our customers upon shipment. In circumstances where either title or risk of loss pass upon destination or acceptance, we defer revenue recognition until such events occur.

Revenue for established products that have previously satisfied a customer's acceptance requirements and provide for full payment tied to shipment is generally recognized upon shipment and passage of title. In certain instances, customer payment terms may provide that a minority portion (e.g. 20%) of the equipment purchase price be paid only upon customer acceptance. In those situations, the majority portion (e.g. 80%) of revenue where payment is tied to shipment and the entire product cost of sale are recognized upon shipment and passage of title and the minority portion of the purchase price related to customer acceptance is deferred and recognized upon receipt of customer acceptance. In cases where a prior history of customer acceptance cannot be demonstrated or from sales where customer payment dates are not determinable and in the case of new products, revenue is deferred until customer acceptance has been received. Our post-shipment obligations typically include installation and standard warranties. The estimated fair value of installation related revenue is recognized in the period the installation is performed. Service revenue is recognized ratably over the period of the related contract. Spares and kit revenue is generally recognized upon shipment.

Certain of our equipment sales are accounted for as multiple-element arrangements. A multiple-element arrangement is a transaction which may involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. For arrangements containing multiple elements initiated prior to December 26, 2010, the first day of our fiscal 2011, the revenue relating to the undelivered elements is deferred at their estimated relative fair values until delivery of the deferred elements. For arrangements initiated or materially modified subsequent to December 26, 2010 containing multiple elements, the revenue relating to the undelivered elements is deferred using the relative selling price method utilizing estimated sales prices until delivery of the deferred elements. We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations or subject to customer-specified return or adjustment.

On shipments where sales are not recognized, gross profit is generally recorded as deferred profit in our consolidated balance sheet representing the difference between the receivable recorded and the inventory shipped. In certain instances where customer payments are received prior to product shipment, the customer's payments are recorded as customer advances in our consolidated balance sheet. At December 29, 2012, we had total deferred revenue of approximately $3.6 million and deferred profit of $2.1 million. At December 31, 2011, we had total deferred revenue of approximately $6.6 million and deferred profit of $2.8 million.

Advertising Costs – Advertising costs are expensed as incurred and were not material for all periods presented.

Share-based Compensation – We measure and recognize all share-based compensation under the fair value method. Our estimate of share-based compensation expense requires a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. Although we believe the assumptions and estimates we have made are reasonable and appropriate, changes in assumptions could materially impact our reported financial results.

Foreign Currency Translation – Assets and liabilities of those subsidiaries that use the U.S. dollar as their functional currency are translated using exchange rates in effect at the end of the period, except for nonmonetary assets, such as inventories and property, plant and equipment, which are translated using historical exchange rates. Revenues and costs are translated using average exchange rates for the period, except for costs related to those balance sheet items that are translated using historical exchange rates. Gains and losses on foreign currency transactions are recognized as incurred. Our subsidiaries located in Germany, designated the Euro as their functional currency and, as a result, their assets and liabilities are translated at the rate of exchange at the balance sheet date, while revenue and expenses are translated using the average exchange rate for the period. Cumulative translation adjustments resulting from the translation of the financial statements are included as a separate component of stockholders' equity. Foreign currency gains and losses were not significant in any period and are included in the consolidated statements of operations.

Comprehensive Income (Loss) – Our accumulated other comprehensive income (loss) totaled approximately $1.8 million and $(12,000) at December 29, 2012 and December 31, 2011, respectively, and was attributed to, net of income taxes where applicable, foreign currency adjustments resulting from the translation of certain accounts into U.S. dollars where the functional currency is the Euro, unrealized losses and gains on investments and adjustments to accumulated postretirement benefit obligations. Additional information related to accumulated other comprehensive income (loss), on an after-tax basis is included in Note 12.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements – In September 2011, the Financial Accounting Standards Board ("FASB") issued guidance to amend and simplify the rules related to testing goodwill for impairment. The revised guidance allows an entity to make an initial qualitative evaluation, based on the entity's events and circumstances, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of this qualitative assessment determine whether it is necessary to perform the currently required two-step impairment test. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this new guidance in the first quarter of fiscal 2012 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued new guidance on the presentation of comprehensive income. Specifically, the new guidance allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this new guidance in the first quarter of fiscal 2012 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued new guidance to achieve common fair value measurement and disclosure requirements between GAAP and International Financial Reporting Standards. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this new guidance in the first quarter of fiscal 2012 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements – In July 2012, the FASB issued guidance to simplify the testing for a drop in value of intangible assets such as trademarks, patents, and distribution rights. The amended standard reduces the cost of accounting for indefinite-lived intangible assets, especially in cases where the likelihood of impairment is low. The changes permit businesses and other organizations to first use subjective criteria to determine if an intangible asset has lost value. The amendments will be effective for fiscal years starting after September 15, 2012 with early adoption permitted. We do not believe our adoption of the new guidance in the first quarter of fiscal 2013 will have an impact on our consolidated financial position, results of operations or cash flows.

2. Subsequent Event

On December 31, 2012, we completed the acquisition (the "Acquisition") of all of the outstanding share capital of Ismeca Semiconductor Holding SA ("Ismeca") from Schweiter Technologies AG (the "Seller") pursuant to a Share Purchase and Transfer Agreement dated December 9, 2012, by and between the Seller and a wholly owned subsidiary of Cohu (the "Purchase Agreement"). Ismeca, headquartered in La Chaux-de-Fonds, Switzerland, and with major operations in Malacca, Malaysia and Suzhou, China, designs, manufactures and sells turret-based test handling and back-end finishing equipment for ICs, LEDs and discrete components. The aggregate purchase price was approximately $57.1 million, comprised of an initial purchase price of $54.5 million, increased by approximately $2.6 million based on net cash and net debt acquired, as required by the Purchase Agreement. In connection with the Acquisition, we incurred approximately $2.3 million in acquisition related costs, which were expensed as general and administrative costs during the year ended December 29, 2012.

Due to the timing of the closing of the Acquisition we are currently in the process of completing the purchase accounting and related allocations. Although this work is preliminary, at this time we anticipate that a significant portion of the purchase price will be allocated to goodwill and purchased intangible assets and we expect this work to be completed in the second quarter of fiscal 2013.

3. Goodwill and Purchased Intangible Assets

Changes in the carrying value of goodwill by reportable segment during the years ended December 29, 2012 and December 31, 2011 were as follows *(in thousands)*:

	Semiconductor Equipment	Microwave Communications	Total Goodwill
Balance, December 25, 2010	$ 55,280	$ 3,218	$ 58,498
Impact of currency exchange	(408)	(30)	(438)
Balance, December 31, 2011	54,872	3,188	58,060
Impact of currency exchange	648	48	696
Balance, December 29, 2012	$ 55,520	$ 3,236	$ 58,756

In August 2012, our microwave communication equipment segment acquired the intellectual property and certain other assets of Duma Video, Inc. ("Duma"), a distributor of low latency compression video encoding and decoding devices. The purchase price of these assets was approximately $1.0 million and the amount allocated to intangible assets is being amortized on a straight-line basis over three years. Under the terms of the purchase agreement, in addition to the up-front cash payment, we will be required to make future payments to the seller totaling a maximum of approximately $0.5 million, contingent upon the completion of certain milestone events.

Our purchased intangible assets, subject to amortization, were as follows *(in thousands)*:

	December 29, 2012			December 31, 2011	
	Gross Carrying Amount	Accumulated Amortization	Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization
Rasco technology	$ 32,399	$ 16,452	4.0 years	$ 31,737	$ 12,149
Duma technology	864	120	2.6 years	-	-
	$ 33,263	$ 16,572		$ 31,737	$ 12,149

The amounts included in the table above for the years ended December 29, 2012 and December 31, 2011 exclude approximately $2.3 million and $2.2 million, respectively, related to the Rasco trade name which has an indefinite life and is not being amortized.

Amortization expense related to purchased intangible assets was approximately $4.1 million, $4.6 million and $6.1 million in 2012, 2011 and 2010, respectively. As of December 29, 2012, we expect amortization expense in future periods to be as follows: 2013 – $4.3 million; 2014 - $4.3 million; 2015 - $4.2 million; and 2016 - $3.8 million.

4. Cash, Cash Equivalents and Short-term Investments

Our cash, cash equivalents, and short-term investments consisted primarily of cash and other investment grade securities. We do not hold investment securities for trading purposes. All short-term investments are classified as available-for-sale and recorded at fair value. Investment securities are exposed to market risk due to changes in interest rates and credit risk and we monitor credit risk and attempt to mitigate exposure by making high-quality investments and through investment diversification.

Gains and losses on investments are calculated using the specific-identification method and are recognized during the period in which the investment is sold or when an investment experiences an other-than-temporary decline in value. Factors that could indicate an impairment exists include, but are not limited to: earnings performance, changes in credit rating or adverse changes in the regulatory or economic environment of the asset. Gross realized gains and losses on sales of short-term investments are included in interest income. Realized gains and losses for the periods presented were not significant.

Investments that we have classified as short-term, by security type, are as follows *(in thousands)*:

	At December 29, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Estimated Fair Value
Municipal securities	$ 1,470	$ -	$ -	$ 1,470
Government-sponsored enterprise securities	5,937	14	-	5,951
	$ 7,407	$ 14	$ -	$ 7,421

	At December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities	$ 3,258	$ 9	$ -	$ 3,267
Corporate debt securities [(2)]	22,454	6	2	22,458
Municipal securities	4,315	-	-	4,315
Government-sponsored enterprise securities	19,033	32	15	19,050
Bank certificates of deposit	2,650	-	-	2,650
	$ 51,710	$ 47	$ 17	$ 51,740

(1) As of December 29, 2012, there were no investments in our portfolio in a loss position. As of December 31, 2011, the cost and fair value of investments with loss positions were approximately $12.8 million. We evaluated the nature of these investments, credit worthiness of the issuer and the duration of these impairments to determine if an other-than-temporary decline in fair value had occurred and concluded that these losses were temporary and we have the ability and intent to hold these investments to maturity.

(2) Corporate debt securities include investments in financial and other corporate institutions. No single issuer represents a significant portion of the total corporate debt securities portfolio.

Effective maturities of short-term investments at December 29, 2012, were as follows:

(in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 7,407	$ 7,421

Our municipal securities include variable rate demand notes which can be put (sold at par) typically on a daily basis with settlement periods ranging from the same day to one week and have varying contractual maturities through 2037. These securities can be used for short-term liquidity needs and are held for limited periods of time. At December 29, 2012 these securities had amortized cost and fair value of $1.5 million and are included in "Due in one year or less" in the table above.

Accounting standards pertaining to fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. When available, we use quoted market prices to determine the fair value of our investments, and they are included in Level 1. When quoted market prices are unobservable, we use quotes from independent pricing vendors based on recent trading activity and other relevant information.

The following table summarizes, by major security type, our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy *(in thousands)*:

	Fair value measurements at December 29, 2012 using:			
	Level 1	Level 2	Level 3	Total estimated fair value
Cash	$ 101,054	$ -	$ -	$ 101,054
Municipal securities	-	1,470	-	1,470
Government-sponsored enterprise securities	-	5,951	-	5,951
Money market funds	-	1,754	-	1,754
	$ 101,054	$ 9,175	$ -	$ 110,229

	Fair value measurements at December 31, 2011 using:			
	Level 1	Level 2	Level 3	Total estimated fair value
Cash	$ 25,359	$ -	$ -	$ 25,359
U.S. Treasury securities	3,267	-	-	3,267
Corporate debt securities	-	27,208	-	27,208
Municipal securities	-	4,315	-	4,315
Government-sponsored enterprise securities		19,050		19,050
Money market funds	-	22,753	-	22,753
Bank certificates of deposit	-	3,050	-	3,050
	$ 28,626	$ 76,376	$ -	$ 105,002

5. Employee Benefit Plans

Retirement Plans – We have a voluntary defined contribution retirement 401(k) plan whereby we match employee contributions. In 2012 and 2011, we provided a matching contribution at 1.5% of eligible employee compensation and made contributions to the plan of approximately $0.5 million in both periods. There were no employer matching contributions made to the plan in 2010. Certain of our foreign employees participate in defined benefit pension plans. The related expense and benefit obligation of these plans were not significant for any period presented.

Retiree Medical Benefits – We provide post-retirement health benefits to certain executives and directors under a noncontributory plan. The net periodic benefit cost was $0.3 million, $0.4 million and $0.3 million in 2012, 2011 and 2010, respectively. We fund benefits as costs are incurred and as a result there are no plan assets.

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 3.7% in 2012, 4.2% in 2011 and 5.4% in 2010. Annual rates of increase of the cost of health benefits were assumed to be 9.0% in 2013. These rates were then assumed to decrease 0.5% per year to 5.0% in 2021 and remain level thereafter. A one percent increase (decrease) in health care cost trend rates would increase (decrease) the 2012 net periodic benefit cost by approximately $13,000 ($13,000) and the accumulated post-retirement benefit obligation as of December 29, 2012, by approximately $322,000 ($269,000).

The following table sets forth the post-retirement benefit obligation, funded status and the liability we have recorded in our consolidated balance sheets:

(in thousands)	2012	2011
Accumulated benefit obligation at beginning of year	$ 2,909	$ 3,909
Service cost	16	20
Interest cost	120	208
Actuarial gain	(617)	(1,137)
Benefits paid	(62)	(91)
Accumulated benefit obligation at end of year	2,366	2,909
Plan assets at end of year	-	-
Funded status	$ (2,366)	$ (2,909)

Deferred Compensation – The Cohu, Inc. Deferred Compensation Plan allows certain of our officers to defer a portion of their current compensation. We have purchased life insurance policies on the participants with Cohu as the named beneficiary. Participant contributions, distributions and investment earnings and losses are accumulated in a separate account for each participant. At December 29, 2012 and December 31, 2011, the payroll liability to participants, included in accrued compensation and benefits in the consolidated balance sheet, was approximately $2.1 million and $2.0 million and the cash surrender value of the related life insurance policies included in other current assets was approximately $1.7 million and $1.6 million, respectively.

Employee Stock Purchase Plan – The Cohu, Inc. 1997 Employee Stock Purchase Plan ("the Plan") provides for the issuance of a maximum of 1,900,000 shares of our common stock. Under the Plan, eligible employees may purchase shares of common stock through payroll deductions. The price paid for the common stock is equal to 85% of the fair market value of our common stock on specified dates. In 2012, 2011, and 2010, 151,812, 120,240 and 112,745 shares, respectively, were issued under the Plan. At December 29, 2012, there were 485,542 shares reserved for issuance under the Plan.

Stock Options – Under our equity incentive plans, stock options may be granted to employees, consultants and outside directors to purchase a fixed number of shares of our common stock at prices not less than 100% of the fair market value at the date of grant. Options generally vest and become exercisable after one year or in four annual increments beginning one year after the grant date and expire ten years from the grant date. At December 29, 2012, 1,931,575 shares were available for future equity grants under the Cohu, Inc. 2005 Equity Incentive Plan. We have historically issued new shares of Cohu common stock upon share option exercise.

Stock option activity under our share-based compensation plans was as follows:

	2012		2011		2010	
(in thousands, except per share data)	Shares	Wt. Avg. Ex. Price	Shares	Wt. Avg. Ex. Price	Shares	Wt. Avg. Ex. Price
Outstanding, beginning of year	3,112	$ 13.01	3,210	$ 12.89	3,221	$ 12.87
Granted	437	$ 10.50	157	$ 13.33	380	$ 13.77
Exercised	(73)	$ 8.26	(123)	$ 9.03	(263)	$ 10.92
Canceled	(363)	$ 14.29	(132)	$ 14.24	(128)	$ 19.06
Outstanding, end of year	3,113	$ 12.62	3,112	$ 13.01	3,210	$ 12.89
Options exercisable at year end	2,209	$ 13.52	2,112	$ 14.44	1,857	$ 15.26

The aggregate intrinsic value of options exercised during 2012, 2011 and 2010 was approximately $0.2 million, $0.6 million, and $0.8 million, respectively. At December 29, 2012, the aggregate intrinsic value of options outstanding, vested and expected to vest were each approximately $2.8 million and the aggregate intrinsic value of options exercisable was approximately $1.9 million.

Information about stock options outstanding at December 29, 2012 is as follows *(options in thousands)*:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Approximate Wt. Avg. Remaining Life (Years)	Wt. Avg. Ex. Price	Number Exercisable	Wt. Avg. Ex. Price
$ 7.32 - $ 10.83	1,317	7.2	$ 8.33	641	$ 7.39
$ 10.84 - $ 16.26	1,001	5.0	$ 14.49	773	$ 14.64
$ 16.27 - $ 24.41	790	2.3	$ 17.33	790	$ 17.33
$ 24.42 - $ 36.63	5	2.5	$ 25.70	5	$ 25.70
	3,113	5.2	$ 12.62	2,209	$ 13.52

Restricted Stock Units – Under our equity incentive plans, restricted stock units may be granted to employees, consultants and outside directors. Restricted stock units vest over either a one-year or a four-year period from the date of grant. Prior to vesting, restricted stock units do not have dividend equivalent rights, do not have voting rights and the shares underlying the restricted stock units are not considered issued and outstanding. Shares of our common stock will be issued on the date the restricted stock units vest.

Restricted stock unit activity under our share-based compensation plans was as follows:

	2012		2011		2010	
(in thousands, except per share data)	Units	Wt. Avg. Fair Value	Units	Wt. Avg. Fair Value	Units	Wt. Avg. Fair Value
Outstanding, beginning of year	299	$ 12.98	373	$ 13.35	155	$ 14.60
Granted	462	$ 9.57	75	$ 13.00	323	$ 12.90
Vested	(108)	$ 13.27	(139)	$ 13.91	(101)	$ 14.68
Canceled	(38)	$ 13.92	(10)	$ 13.41	(4)	$ 15.40
Outstanding, end of year	615	$ 10.54	299	$ 12.98	373	$ 13.35

Equity-Based Performance Stock Units – In March 2012, we granted equity-based performance units covering 128,916 shares of our common stock to certain employees. The number of shares of stock ultimately issued to participants will depend upon the extent to which the financial performance goals set by our Board of Directors are met. The award measurement period is based on a one-year period which ends on December 29, 2012. Based upon the level of achievement of performance goals the number of shares we will issue can range from 0% up to 150% of the number of shares under each grant which will vest over 3 years from the date of initial grant. We record a provision for equity-based performance units outstanding based on our current assessment of achievement of the performance goals. Shares of our common stock will be issued on the date the equity-based performance units vest.

Share-based Compensation – We estimate the fair value of each share-based award on the grant date using the Black-Scholes valuation model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the award as of the grant date. Expected dividends are based, primarily, on historical factors related to our common stock. Expected volatility is based on historic, weekly stock price observations of our common stock during the period immediately preceding the share-based award grant that is equal in length to the award's expected term. We believe that historical volatility is the best estimate of future volatility. Expected life of the award is based on historical option exercise data. Estimated forfeitures are required to be included as a part of the grant date expense estimate. We used historical data to estimate expected employee behaviors related to option exercises and forfeitures.

Share-based compensation expense related to restricted stock unit awards is calculated based on the market price of our common stock on the date of grant, reduced by the present value of dividends expected to be paid on our common stock prior to vesting of the restricted stock unit.

The following weighted average assumptions were used to value share-based awards granted:

Employee Stock Purchase Plan	2012	2011	2010
Dividend yield	2.4 %	1.9 %	1.8 %
Expected volatility	43.6 %	42.4 %	48.2 %
Risk-free interest rate	0.1 %	0.1 %	0.2 %
Expected term of options	0.5 years	0.5 years	0.5 years
Weighted-average grant date fair value per share	$ 2.78	$ 3.77	$ 3.90

Employee Stock Options	2012	2011	2010
Dividend yield	2.1 %	2.0 %	1.6 %
Expected volatility	46.3 %	45.8 %	46.6 %
Risk-free interest rate	1.2 %	1.9 %	1.6 %
Expected term of options	6.25 years	6.0 years	5.9 years
Weighted-average grant date fair value per share	$ 3.87	$ 5.06	$ 5.39

Restricted Stock Units	2012	2011	2010
Dividend yield	2.3 %	1.8 %	1.7 %

Performance Stock Units	2012
Dividend yield	2.3 %

Reported share-based compensation is classified in the consolidated financial statements as follows:

(in thousands)	2012	2011	2010
Cost of sales	$ 417	$ 420	$ 297
Research and development	1,364	1,356	1,121
Selling, general and administrative	2,840	2,511	2,125
Total share-based compensation	4,621	4,287	3,543
Income tax benefit	-	-	-
Total share-based compensation, net of tax	$ 4,621	$ 4,287	$ 3,543

At December 29, 2012, excluding a reduction for forfeitures, we had approximately $2.8 million of pre-tax unrecognized compensation cost related to unvested stock options which is expected to be recognized over a weighted-average period of approximately 1.5 years.

At December 29, 2012, excluding a reduction for forfeitures, we had approximately $5.9 million of pre-tax unrecognized compensation cost related to unvested restricted stock units and performance stock units which is expected to be recognized over a weighted-average period of approximately 2.3 years.

6. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows:

(in thousands)	2012	2011	2010
Current:			
U.S. Federal	$ (1,898)	$ (90)	$ 1,239
U.S. State	(388)	(250)	(71)
Foreign	831	4,075	6,397
Total current	(1,455)	3,735	7,565
Deferred:			
U.S. Federal	1,890	(977)	(1,519)
U.S. State	186	(4)	(207)
Foreign	(1,495)	(695)	(245)
Total deferred	581	(1,676)	(1,971)
	$ (874)	$ 2,059	$ 5,594

Income (loss) before income taxes consisted of the following:

(in thousands)	2012	2011	2010
U.S.	$ (10,189)	$ 8,154	$ 7,059
Foreign	(2,928)	9,624	23,179
Total	$ (13,117)	$ 17,778	$ 30,238

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Significant components of our deferred tax assets and liabilities were as follows:

(in thousands)	2012	2011
Deferred tax assets:		
Inventory, receivable and warranty reserves	$ 11,434	$ 12,604
Net operating loss carryforwards	2,299	1,069
Tax credit carryforwards	7,764	7,213
Accrued employee benefits	2,167	2,233
Deferred profit	502	688
Stock-based compensation	3,409	2,715
Acquisition basis differences	2,226	2,369
Depreciation and fixed asset related	318	-
Other	243	207
Gross deferred tax assets	30,362	29,098
Less valuation allowance	(24,948)	(22,352)
Total deferred tax assets	5,414	6,746
Deferred tax liabilities:		
Depreciation and fixed asset related	-	211
Gain on facilities sale	2,792	2,788
Acquisition basis differences	9,340	9,591
Other	283	252
Total deferred tax liabilities	12,415	12,842
Net deferred tax liabilities	$ (7,001)	$ (6,096)

Companies are required to assess whether a valuation allowance should be recorded against their deferred tax assets ("DTAs") based on the consideration of all available evidence, using a "more likely than not" realization standard. The four sources of taxable income that must be considered in determining whether DTAs will be realized are, (1) future reversals of existing taxable temporary differences (i.e. offset of gross deferred tax assets against gross deferred tax liabilities); (2) taxable income in prior carryback years, if carryback is permitted under the tax law; (3) tax planning strategies and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

In assessing whether a valuation allowance is required, significant weight is to be given to evidence that can be objectively verified. We have evaluated our DTAs each reporting period, including an assessment of our cumulative income or loss over the prior three-year period and future periods, to determine if a valuation allowance was required. A significant negative factor in our assessment was Cohu's three-year cumulative U.S. loss history at the end of the 2009 and 2010 fiscal year periods.

After a review of the four sources of taxable income described above and in view of our three-year cumulative U.S. loss, we recorded an increase in our valuation allowance on U.S. DTAs, with a corresponding charge to our income tax provision, of approximately $19.6 million in the second quarter of fiscal 2009.

Notwithstanding our 36-month domestic, cumulative GAAP pretax income of approximately $5.0 million at the end of 2012, with (i) our operating loss in 2012, (ii) weak business conditions in our primary business segment and (iii) our significant gross deferred tax assets we were unable to conclude at December 29, 2012 that it was "more likely than not" that our DTAs would be realized and will only reverse the valuation allowance and reinstate DTAs to the extent we accrue taxes on future income. We will evaluate the realizability of our DTAs at the end of each quarterly reporting period in 2013 and should circumstances change it is possible the remaining valuation allowance, or a portion thereof, will be reversed during 2013.

Our valuation allowance on DTAs at December 29, 2012 and December 31, 2011 was approximately $24.9 million and $22.4 million, respectively. The remaining gross DTAs for which a valuation allowance was not recorded are realizable through future reversals of existing taxable temporary differences or loss carryback. As the realization of DTAs is determined by tax jurisdiction, the significant deferred tax liability recorded as part of the 2008 acquisition of Rasco, a German corporation, was not a source of taxable income in assessing the realization of our DTAs in the U.S.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the provision (benefit) for income taxes is as follows:

(in thousands)	2012	2011	2010
Tax provision (credit) at U.S. 35% statutory rate	$ (4,591)	$ 6,223	$ 10,583
State income taxes, net of federal tax benefit	(645)	(941)	95
Settlements, adjustments and releases from statute expirations	367	(791)	(712)
Change in effective tax rate for deferred balances	346	-	638
Federal tax credits	-	(707)	(688)
Stock-based compensation on which no tax benefit provided	177	202	55
Change in valuation allowance	2,614	(483)	(2,027)
Foreign income taxed at different rates	(227)	(726)	(1,740)
Non-deductible transaction costs	700	-	-
Other, net	385	(718)	(610)
	$ (874)	$ 2,059	$ 5,594

State income taxes, net of federal benefit, have been reduced by research tax credits totaling approximately $0.6 million in 2012, 2011 and 2010.

At December 29, 2012, we had state and foreign net operating loss carryforwards of approximately $21.7 million and $3.7 million, respectively, that expire in various tax years through 2032 or have no expiration date. We also have federal and state tax credit carryforwards at December 29, 2012 of approximately $3.0 million and $11.2 million, respectively, certain of which expire in various tax years beginning in 2014 through 2032 or have no expiration date. The federal credit carryforward and state net operating loss and credit carryforwards are subject to annual limitations under Sections 382 and 383 of the Internal Revenue Code and applicable state tax law.

The American Taxpayer Relief Act of 2012, which reinstated the United States federal research and development tax credit retroactively from January 1, 2012 through December 31, 2012, was not enacted into law until the first quarter of 2013. Therefore, the expected tax benefit, if any, resulting from such reinstatement for fiscal 2012 will not be reflected in the Company's income tax provision until 2013.

U.S. income taxes have not been provided on approximately $16 million of accumulated undistributed earnings of certain foreign subsidiaries, as we currently intend to indefinitely reinvest these earnings in operations outside the U.S. It is not practicable to estimate the amount of tax that might be payable if some or all of such earnings were to be remitted. We have certain tax holidays or incentives with respect to our operations in Singapore and the Philippines. These holidays or incentives require compliance with certain conditions and expire at various dates through 2020. The impact of these holidays or incentives on net income was not significant for fiscal years ended December 2012, 2011 and 2010.

A reconciliation of our gross unrecognized tax benefits is as follows:

(in thousands)	2012	2011	2010
Balance at beginning of year	$ 5,381	$ 5,069	$ 4,886
Gross additions for tax positions of current year	776	1,455	578
Gross additions (reductions) for tax positions of prior years	195	126	(23)
Reductions as a result of a lapse of the statute of limitations	(272)	(1,269)	(372)
Balance at end of year	$ 6,080	$ 5,381	$ 5,069

If the unrecognized tax benefits at December 29, 2012 are ultimately recognized, approximately $2.5 million ($3.1 million at December 31, 2011) would result in a reduction in our income tax expense and effective tax rate. We are unable to estimate the range of any reasonably possible increase or decrease in our gross unrecognized tax benefits over the next 12 months. However, we do not expect any such outcome will result in a material change to our financial condition or results of operations.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. Cohu had approximately $0.4 million accrued for the payment of interest and penalties at December 29, 2012 and December 31, 2011. Interest expense recognized in 2012, 2011 and 2010 was approximately $0.1 million, $0.2 million and $0.1 million, respectively.

Our U.S. federal and state income tax returns for years after 2008 and 2007, respectively, remain open to examination, subject to the statute of limitations. Net operating loss and credit carryforwards arising prior to these years are also open to examination if and when utilized. The statute of limitations for the assessment and collection of income taxes related to our foreign tax returns varies by country. In the foreign countries where we have significant operations these time periods generally range from four to six years after the year for which the tax is due.

7. Segment and Related Information

Our reportable segments are business units that offer different products and are managed separately because each business requires different technology and marketing strategies. Our three segments are: semiconductor equipment, microwave communications and video cameras.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. We allocate resources and evaluate the performance of segments based on profit or loss from operations, excluding interest, corporate expenses and unusual gains or losses. Intersegment sales were not significant for any period.

Financial information by industry segment is presented below:

(in thousands)	2012	2011	2010
Net sales by segment:			
Semiconductor equipment	$ 179,449	$ 260,648	$ 273,566
Microwave communications	26,863	29,967	31,705
Video cameras	14,850	18,353	17,396
Total consolidated net sales and net sales for reportable segments	$ 221,162	$ 308,968	$ 322,667
Segment profit (loss):			
Semiconductor equipment	$ (5,331)	$ 20,040	$ 29,654
Microwave communications	(847)	1,510	3,679
Video cameras	(121)	807	561
Profit (loss) for reportable segments	(6,299)	22,357	33,894
Other unallocated amounts:			
Corporate expenses [1]	(7,785)	(5,021)	(4,217)
Interest and other income	967	442	561
Income (loss) from operations before income taxes	$ (13,117)	$ 17,778	$ 30,238

(1) Increase in corporate expense in 2012 was primarily a result of $2.3 million in Ismeca acquisition related costs.

(in thousands)	2012	2011	2010
Depreciation and amortization by segment deducted in arriving at profit (loss):			
Semiconductor equipment	$ 4,506	$ 4,313	$ 3,596
Microwave communications	652	893	1,096
Video cameras	188	216	237
	5,346	5,422	4,929
Intangible amortization	4,057	4,645	6,059
Total depreciation and amortization for reportable segments	$ 9,403	$ 10,067	$ 10,988
Capital expenditures by segment:			
Semiconductor equipment	$ 2,759	$ 991	$ 3,973
Microwave communications	481	313	440
Video cameras	27	109	166
Total consolidated capital expenditures	$ 3,267	$ 1,413	$ 4,579

(in thousands)	2012	2011	2010
Total assets by segment:			
Semiconductor equipment	$ 281,173	$ 255,189	$ 255,246
Microwave communications	22,635	21,968	27,812
Video cameras	9,424	11,598	11,092
Total assets for reportable segments	313,232	288,755	294,150
Corporate, principally cash and investments and deferred taxes	21,641	72,853	71,893
Total consolidated assets	$ 334,873	$ 361,608	$ 366,043

Customers from the semiconductor equipment segment comprising 10% or greater of our consolidated net sales are summarized as follows:

	2012	2011	2010
Intel	39 %	36 %	26 %
Texas Instruments	*	11 %	14 %

* Less than 10% of net sales

Net sales to customers, attributed to countries based on product shipment destination, were as follows:

(in thousands)	2012	2011	2010
United States	$ 57,193	$ 77,563	$ 64,992
Malaysia	40,326	48,624	52,539
China	31,973	37,824	50,454
Costa Rica	22,934	14,152	6,778
Philippines	22,507	40,368	51,659
Rest of the World	46,229	90,437	96,245
Total	$ 221,162	$ 308,968	$ 322,667

Geographic location of our property, plant and equipment and other long-lived assets was as follows:

(in thousands)	2012	2011
Property, plant and equipment:		
United States	$ 22,621	$ 24,138
Germany	8,802	8,625
Asia (Singapore, Taiwan and the Philippines)	4,041	4,218
Total, net	$ 35,464	$ 36,981
Goodwill and other intangible assets:		
Germany	$ 53,190	$ 56,089
United States	17,985	17,241
Singapore	6,558	6,558
Total, net	$ 77,733	$ 79,888

8. Stockholder Rights Plan

In November, 1996, we adopted a Stockholder Rights Plan ("Rights Plan") and declared a dividend distribution of one Preferred Stock Purchase Right ("Right") for each share of common stock, payable to holders of record on December 3, 1996. Under the Rights Plan, each stockholder received one Right for each share of common stock owned. Each Right entitled the holder to buy one one-hundredth (1/100) of a share of Cohu's Series A Preferred Stock for $90. As a result of the two-for-one stock split in September, 1999, each share of common stock was associated with one-half of a Right entitling the holder to purchase one two-hundredth (1/200) of a share of Series A Preferred Stock for $45. In November, 2006, we amended and restated our existing Rights Plan to extend its term to November 9, 2016 and make certain other changes. Pursuant to the amendment, to reflect the increase in the price of our common stock since the adoption of the Rights Plan, the exercise price of each Right was increased to $190. Consequently, each one-half of a Right entitles the holder to purchase one two-hundredth (1/200) of a share of Series A Preferred Stock for $95. The Rights are not presently exercisable and will only become exercisable following the occurrence of certain specified events. If these specified events occur, each Right will be adjusted to entitle its holder to receive, upon exercise, common stock having a value equal to two times the exercise price of the Right, or each Right will be adjusted to entitle its holder to receive common stock of the acquiring company having a value equal to two times the exercise price of the Right, depending on the circumstances. The Rights expire on November 9, 2016, and we may redeem them for $0.001 per Right. The Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings per share.

9. Commitments and Contingencies

We lease certain of our facilities and equipment under non-cancelable operating leases. Rental expense was $1.1 million in both 2012 and 2011 and $1.3 million in 2010. Future minimum lease payments at December 29, 2012 are as follows:

(in thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Non-cancelable operating leases	$ 993	$ 596	$ 72	$ -	$ -	$ -	$ 1,661

From time-to-time we are involved in various legal proceedings, examinations by various tax authorities and claims that have arisen in the ordinary course of our businesses. Although the outcome of such legal proceedings, claims and examinations cannot be predicted with certainty, we do not believe any such matters exist at this time that will have a material adverse effect on our financial position or results of our operations.

10. Guarantees

Changes in accrued warranty during the three-year period ended December 29, 2012 were as follows:

(in thousands)	2012	2011	2010
Beginning balance	$ 6,801	$ 5,016	$ 3,747
Warranty accruals	4,214	10,987	6,071
Warranty payments	(6,323)	(9,202)	(4,802)
Ending balance	$ 4,692	$ 6,801	$ 5,016

During the ordinary course of business, we provide standby letters of credit instruments to certain parties as required. At December 29, 2012, the maximum potential amount of future payments that we could be required to make under these standby letters of credit was approximately $0.6 million. We have not recorded any liability in connection with these arrangements beyond that required to appropriately account for the underlying transaction being guaranteed. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these arrangements.

11. Related Party Transactions

James A. Donahue, Chairman, President and CEO of Cohu, and Steven J. Bilodeau, a member of the Cohu Board of Directors, were formerly members of the Board of Directors of Standard Microsystems Corporation ("SMSC"), a customer of our semiconductor equipment segment. SMSC was purchased by Microchip Technology Management Co. on August 2, 2012. During 2012, 2011 and 2010, total sales to SMSC were approximately $0.2 million, $0.5 million, and $0.4 million, respectively. William E. Bendush, a member of the Cohu Board of Directors since December 8, 2011, is a member of the Board of Directors of Microsemi Corporation ("MSC"), a customer of our semiconductor equipment segment. During 2012 and 2011 total sales to MSC were approximately $1.1 million and $1.7 million, respectively.

12. Accumulated Other Comprehensive Income (Loss)

Components of accumulated other comprehensive income (loss), on an after-tax basis, were as follows:

(in thousands)	Before Tax amount	Tax (Expense) Benefit	Net-of-Tax Amount
Year Ended December 25, 2010			
Foreign currency translation adjustments	$ (7,270)	$ -	$ (7,270)
Adjustments related to postretirement benefits	(1,386)	(120)	(1,506)
Change in unrealized gain/loss on investments	(134)	51	(83)
Other Comprehensive Loss	$ (8,790)	$ (69)	$ (8,859)
Year Ended December 31, 2011			
Foreign currency translation adjustments	$ (1,076)	$ -	$ (1,076)
Adjustments related to postretirement benefits	1,267	-	1,267
Change in unrealized gain/loss on investments	(6)	-	(6)
Other Comprehensive Income	$ 185	$ -	$ 185
Year Ended December 29, 2012			
Foreign currency translation adjustments	$ 1,689	$ -	$ 1,689
Adjustments related to postretirement benefits	362	(240)	122
Change in unrealized gain/loss on investments	(16)	-	(16)
Other Comprehensive Income	$ 2,035	$ (240)	$ 1,795

13. Quarterly Financial Data (Unaudited)

Quarter		First (a)	Second (a)	Third (a)	Fourth (a)	Year
(in thousands, except per share data)						
Net sales:	2012	$ 53,296	$ 59,404	$ 57,748	$ 50,714	$ 221,162
	2011	$ 89,700	$ 80,896	$ 71,813	$ 66,559	$ 308,968
Gross profit:	2012	$ 15,539	$ 17,664	$ 18,126	$ 16,649	$ 67,978
	2011	$ 28,815	$ 26,547	$ 23,355	$ 21,412	$ 100,129
Net income (loss):	2012	$ (3,224)	$ (2,109)	$ (1,749)	$ (5,161)	$ (12,243)
	2011	$ 6,574	$ 5,050	$ 3,376	$ 719	$ 15,719
Net income (loss) per share (b):						
Basic	2012	$ (0.13)	$ (0.09)	$ (0.07)	$ (0.21)	$ (0.50)
	2011	$ 0.27	$ 0.21	$ 0.14	$ 0.03	$ 0.65
Diluted	2012	$ (0.13)	$ (0.09)	$ (0.07)	$ (0.21)	$ (0.50)
	2011	$ 0.27	$ 0.21	$ 0.14	$ 0.03	$ 0.64

(a) All quarters presented above were comprised of 13 weeks except the fourth quarter of 2011 which was comprised of 14 weeks.

(b) The sum of the four quarters may not agree to the year total due to rounding within a quarter.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cohu, Inc.

We have audited the accompanying consolidated balance sheets of Cohu, Inc. as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cohu, Inc. at December 29, 2012 and December 31, 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cohu, Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Diego, California
February 28, 2013

Index to Exhibits

15. (b) The following exhibits are filed as part of, or incorporated into, the 2012 Cohu, Inc. Annual Report on Form 10-K:

Exhibit No.	Description
2.1	Share Purchase and Transfer Agreement, dated December 9, 2012, by and between Delta Design Luxembourg S.à r.l and Schweiter Technologies AG
3.1	Amended and Restated Certificate of Incorporation of Cohu, Inc. incorporated herein by reference to Exhibit 3.1(a) from the Cohu, Inc. Form 10-Q for the quarterly period ended June 30, 1999
3.1(a)	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Cohu, Inc. incorporated herein by reference from the Cohu, Inc. Form S-8 filed June 30, 2000, Exhibit 4.1(a)
3.2	Amended and Restated Bylaws of Cohu, Inc. incorporated herein by reference to Exhibit 3.2 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 1996
4.1	Amended and Restated Rights Agreement dated November 10, 2006, between Cohu, Inc. and Mellon Investor Services LLC, as Rights Agent, incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 2006, Exhibit 99.1
10.1	Amended Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 9, 2012 *
10.2	Amended Cohu, Inc. 1997 Employee Stock Purchase Plan, incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2011, Exhibit 10.1*
10.3	Cohu, Inc. Deferred Compensation Plan (as amended and restated) incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2008, Exhibit 10.1*
10.4	Form of stock option agreement for use with stock options granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2006*
10.5	Restricted stock unit agreement for use with restricted stock units granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2006*
10.6	Intel Corporation Purchase Agreement Capital Equipment, Goods and Services, dated April 30, 2012, by and between Delta Design, Inc. and Intel Corporation incorporated herein by reference to Exhibit 99.1 from the Cohu, Inc. Current Report on Form 8-K/A filed August 1, 2012
10.7	Form of Indemnity Agreement, incorporated by reference from the Cohu, Inc. Current Report on Form 8-K filed July 28, 2008, Exhibit 10.1*
10.8	Cohu, Inc. Retiree Health Benefits Agreement (as amended) incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2008, Exhibit 10.2*

10.9	Cohu, Inc. Change in Control Agreement incorporated herein by reference from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2008, Exhibit 10.3*
10.10	Lease agreement, dated December 14, 2012, by and between Ismeca Europe Semiconductor SA and Nerwal SA
21	Subsidiaries of Cohu, Inc.
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 for James A. Donahue
31.2	Certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 for Jeffrey D. Jones
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for James A. Donahue
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Jeffrey D. Jones
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COHU, INC.

Date: February 28, 2013

By: /s/ James A. Donahue
James A. Donahue
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James A. Donahue James A. Donahue	President and Chief Executive Officer, Director (Principal Executive Officer)	February 28, 2013
/s/ Jeffrey D. Jones Jeffrey D. Jones	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2013
/s/ William E. Bendush William E, Bendush	Director	February 28, 2013
/s/ Steven J. Bilodeau Steven J. Bilodeau	Director	February 28, 2013
/s/ Harry L. Casari Harry L. Casari	Director	February 28, 2013
/s/ Robert L. Ciardella Robert L. Ciardella	Director	February 28, 2013
/s/ Harold Harrigian Harold Harrigian	Director	February 28, 2013

COHU, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Year	Additions Not Charged to Expense	Additions (Reductions) Charged (Credited) to Expense	Deductions/ Write-offs	Balance at End of Year
Allowance for doubtful accounts:					
Year ended December 25, 2010	$ 1,013	$ (22) (1)	$ (429)	$ 6	$ 556
Year ended December 31, 2011	$ 556	$ (2) (1)	$ (25)	$ 66	$ 463
Year ended December 29, 2012	$ 463	$ 1 (1)	$ (57)	$ 99	$ 308
Reserve for excess and obsolete inventories:					
Year ended December 25, 2010	$ 25,680	$ 167 (1)	$ 1,743	$ 3,807	$ 23,783
Year ended December 31, 2011	$ 23,783	$ 88 (1)	$ 5,796	$ 4,092	$ 25,575
Year ended December 29, 2012	$ 25,575	$ 611 (2)	$ 8,884	$ 7,008	$ 28,062

(1) Changes in reserve balances resulting from foreign currency impact.
(2) Changes in reserve balances resulting from foreign currency impact and reclass from other reserves.

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COHU, INC.
COMPANY INFORMATION

Board Of Directors

James A. Donahue
Chairman of the Board,
President and Chief Executive Officer,
Cohu, Inc.

William E. Bendush (1)(2)
Retired Senior Vice President,
and Chief Financial Officer of
Applied Micro Circuits Corporation

Steven J. Bilodeau (1)(2)(3)
Retired Chairman, President
and Chief Executive Officer,
Standard Microsystems Corporation

Harry L. Casari (1)(2)
Retired Partner,
Ernst & Young LLP

Robert L. Ciardella (1)(3)(4)
Retired President, Asymtek

Harold Harrigian (1)(3)
Retired Partner and
Director of Corporate Finance,
Crowell, Weedon & Co.

(1) Member Audit Committee
(2) Member Compensation Committee
(3) Member Nominating and Governance Committee
(4) Lead Independent Director

Corporate Executive Officers

James A. Donahue
Chairman of the Board,
President and Chief Executive Officer

Jeffrey D. Jones
Vice President, Finance and
Chief Financial Officer, Secretary

John H. Allen
Vice President,
Administration

Stockholder Information

Corporate Headquarters
12367 Crosthwaite Circle
Poway, CA 92064-6817
(858) 848-8100
www.cohu.com

Legal Counsel
DLA Piper LLP (US)
San Diego, California

Independent Auditors
Ernst & Young LLP
San Diego, California

Transfer Agent and Registrar
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
(866) 272-6728 U.S.
www.computershare.com/investor

Annual Meeting
The Annual Meeting of Stockholders will be held on Wednesday, May 15, 2013 at 8:00 a.m. at Cohu's corporate headquarters.

SEC Filings
Copies of documents filed by Cohu with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 29, 2012 and other information about Cohu are available without charge by contacting Cohu Investor Relations at (858) 848-8106 or by accessing our web site www.cohu.com or the SEC's Edgar web site www.sec.gov.

Current Press Releases
Cohu distributes press releases via Business Wire. Releases can be accessed via Cohu's web site or through financial wires.

Share Information
Cohu, Inc. stock is traded on the NASDAQ Global Select Market under the symbol "COHU".


Cohu, inc.
12367 Crosthwaite Circle Poway, CA 92064-6817 858.848.8100
www.cohu.com